FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    November 2008

Commission File Number   000-1415020

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2008	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

2

Exhibit Index

Exhibit No.               Description

1                Consolidated Financial Statements for the Three and Ninth Month Periods Ended September 30, 2008 and 2007

2                Management's Discussion & Analysis for the Period Ending September 30, 2008

3                Certification of Chief Executive Officer

4                Certification of Chief Financial Officer

5                Press Release Announcing Third Quarter 2008 Financial Results

EXHIBIT 1

THOMPSON CREEK METALS COMPANY INC.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	Note	September 30 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents		$151.7	$113.7
Accounts receivable		168.3	84.1
Product inventory		90.5	131.3
Material and supplies inventory		37.3	32.9
Prepaid expense and other current assets		2.6	4.6
Income and mining taxes recoverable		–	13.4
		450.4	380.0
Other assets	4(c)	0.4	2.4
Restricted cash	8	13.3	10.0
Reclamation deposits		27.2	26.8
Property, plant and equipment	5	603.7	566.8
Goodwill		120.6	123.7
		$1,215.6	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$69.9	$60.4
Acquisition cost payable	12	–	100.0
Income and mining taxes payable		12.2	–
Current portion of long-term debt	7	3.1	67.2
Future income and mining taxes		9.6	6.4
		94.8	234.0
Long-term debt	7	1.6	170.2
Other liabilities	8	25.4	30.0
Asset retirement obligations	9	27.6	26.4
Future income and mining taxes		156.8	161.5
		306.2	622.1
Shareholders’ Equity
Common shares	10(a)	494.6	268.1
Common share warrants	10(b)	35.0	35.0
Contributed surplus		37.9	26.5
Retained earnings		337.6	129.8
Accumulated other comprehensive income		4.3	28.2
		909.4	487.6
		$1,215.6	$1,109.7
Commitments and contingencies	12
Subsequent events	23

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

		Three months ended September 30		Nine months ended September 30
		2008	2007	2008	2007
	Note
Revenues
Molybdenum sales		$325.9	$195.9	$815.7	$697.9
Tolling and calcining		5.2	5.0	14.1	18.7
		331.1	200.9	829.8	716.6
Cost of sales
Operating expenses		155.2	125.5	447.5	415.0
Selling and marketing		3.0	2.4	8.0	7.5
Depreciation, depletion and amortization		13.6	11.7	31.2	39.8
Accretion		0.3	0.4	1.4	1.2
		172.1	140.0	488.1	463.5

Income from mining and processing		159.0	60.9	341.7	253.1

Other (income) expenses
General and administrative		6.6	2.6	15.7	9.4
Exploration and development		1.2	1.1	2.5	5.3
Interest and finance fees	13	0.1	7.8	14.9	35.4
Stock-based compensation	11	4.8	3.1	13.0	11.5
Interest income		(0.7)	(1.8)	(2.3)	(6.0)
Other	14	(3.1)	1.4	(5.9)	2.8
		8.9	14.2	37.9	58.4

Income before income and mining taxes		150.1	46.7	303.8	194.7

Income and mining taxes (recoverable)	15
Current		39.5	14.7	90.5	86.5
Future		10.0	8.0	5.5	(20.3)
		49.5	22.7	96.0	66.2

Net income		$100.6	$24.0	$207.8	$128.5

Net income per share	16
Basic		$0.80	$0.21	$1.75	$1.18
Diluted		$0.74	$0.18	$1.56	$1.03

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

		Three months ended September 30		Nine months ended September 30
		2008	2007	2008	2007
	Note
Operating Activities
Net income		$100.6	$24.0	$207.8	$128.5
Items not affecting cash:
Depreciation, depletion and amortization		13.6	11.7	31.2	39.8
Accretion		0.3	0.4	1.4	1.2
Amortization of finance fees		–	0.7	5.4	7.1
Stock-based compensation		4.8	3.1	13.0	11.5
Future income and mining taxes		10.0	8.0	5.5	(20.3)
Unrealized gain on derivative instruments		(3.9)	(1.2)	(5.3)	(2.6)
Change in non-cash working capital	18	(15.1)	(15.3)	(22.4)	(28.4)
Cash generated by operating activities		110.3	31.4	236.6	136.8

Investing Activities
Property, plant and equipment		(26.1)	(3.9)	(54.7)	(9.5)
Deferred stripping costs		(7.8)	(9.9)	(20.7)	(25.5)
Restricted cash		0.6	(0.1)	(3.3)	(1.5)
Reclamation deposit		(0.2)	(1.8)	(0.7)	(2.6)
Acquisition cost		–	–	(100.0)	–
Cash used in investing activities		(33.5)	(15.7)	(179.4)	(39.1)

Financing Activities
Proceeds from issuance of common shares, net		–	4.8	223.8	48.5
Repayment of long-term debt		(0.8)	(17.4)	(238.2)	(150.9)
Cash used in financing activities		(0.8)	(12.6)	(14.4)	(102.4)

Effect of exchange rate changes on cash and cash equivalents		(3.6)	(1.1)	(4.8)	3.0

Increase (decrease) in cash and cash equivalents		72.4	2.0	38.0	(1.7)

Cash and cash equivalents, beginning of period		79.3	94.4	113.7	98.1
Cash and cash equivalents, end of period		$151.7	$96.4	$151.7	$96.4

Supplementary cash flow information	18

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Shareholders’ Equity

(US dollars in millions – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Common Shares
Balance, beginning of period	$494.6	$257.7	$268.1	$210.8
Proceeds from equity issue	–	–	230.3	31.9
Proceeds from exercise of stock options	–	4.8	5.7	13.2
Transferred from contributed surplus on exercise of options	–	2.2	2.7	5.9
Proceeds from exercise of warrants	–	–	–	3.4
Transferred from warrants on exercise of warrants	–	–	–	0.4
Issue costs	–	–	(12.2)	(0.9)
Balance, end of period	$494.6	$264.7	$494.6	$264.7
Common Share Warrants
Balance, beginning of period	$35.0	$35.0	$35.0	$35.4
Transferred to common shares on exercise of warrants	–	–	–	(0.4)
Balance, end of period	$35.0	$35.0	$35.0	$35.0
Contributed Surplus
Balance, beginning of period	$33.8	$19.7	$26.5	$15.0
Amortization of fair value of employee stock options	4.1	3.1	13.2	11.5
Transferred to common shares on exercise of options	–	(2.2)	(2.7)	(5.9)
Stock-based compensation tax adjustment	–	1.8	0.9	1.8
Balance, end of period	$37.9	$22.4	$37.9	$22.4
Retained Earnings (Deficit)
Balance, beginning of period	$237.0	$77.0	$129.8	$(27.5)
Net income	100.6	24.0	207.8	128.5
Balance, end of period	$337.6	$101.0	$337.6	$101.0
Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$18.9	$4.1	$28.2	$(9.6)
Foreign currency translation adjustments	(14.6)	12.3	(23.9)	26.0
Balance, end of period	$4.3	$16.4	$4.3	$16.4
Shareholders’ Equity, end of period	$909.4	$439.5	$909.4	$439.5

Consolidated Statements of Comprehensive Income

(US dollars in millions – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net income	$100.6	$24.0	$207.8	$128.5
Foreign currency translation adjustments	(14.6)	12.3	(23.9)	26.0
Comprehensive income	$86.0	$36.3	$183.9	$154.5

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

1.	Description of Business

Thompson Creek Metals Company Inc. (“Thompson Creek” or “the Corporation”) is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Facility (roasting and processing) in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia.

In addition to its active mining and processing operations, the Corporation is permitting the Davidson molybdenum property (“Davidson Project”), located in British Columbia. In August 2008, the Corporation signed an option agreement for the Mount Emmons exploration and development property located in the US state of Colorado (see Note 5).

2.	Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared according to Canadian generally accepted accounting principles (“Canadian GAAP”), using the same accounting policies and methods as per the audited annual consolidated financial statements for the year ended December 31, 2007 and the changes described in Note 3. All financial figures are presented in US dollars unless otherwise stated.

These unaudited interim consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

•	Thompson Creek Metals Company USA
•	Langeloth Metallurgical Company LLC
•	Thompson Creek Mining Co.
•	Cyprus Thompson Creek Mining Company
•	Thompson Creek Mining Ltd.
•	Blue Pearl Mining Inc.

These unaudited interim consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine.

All intercompany accounts and transactions have been eliminated on consolidation.

3.	Accounting Changes and Accounting Policy Developments

Accounting Changes

a)	Financial Instrument and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Note 19 and Note 20).

b)	Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, “Inventories”. This new standard replaces the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. Key requirements of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. The adoption of this standard did not have any impact on the Corporation’s financial statements.

Accounting Policy Developments

a)	Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard is not expected to have an impact on the Corporation’s financial statements.

b)	Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The impact of the transition to IFRS on the Corporation’s consolidated financial statements has not yet been determined.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

4.   Derivative Financial Instruments

a)	Forward Currency Contracts

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The length of these contracts is less than one year. At September 30, 2008, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$27.0 million at an average rate of US$0.97 (December 31, 2007 – Cdn$21.0 million at an average rate of US$1.04).

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was a liability of $0.7 million at September 30, 2008 (December 31, 2007 – liability of $0.6 million). This liability has been included in accounts payable and accrued liabilities on the Corporation’s consolidated balance sheets. For the three month period ended September 30, 2008, a loss of $1.1 million has been included in other expense on the Corporation’s consolidated statements of income related to these contracts (2007 – $1.6 million loss). For the nine month period ended September 30, 2008, a gain of $0.4 million has been included in other expense related to these contracts (2007 – $0.5 million gain).

b)	Embedded Derivatives

The Corporation enters into agreements to sell and purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bifurcated and separately recorded.

Changes to the fair value of embedded derivatives related to molybdenum sales agreements are included in molybdenum sales revenue in the determination of net income. At September 30, 2008, the fair value of these embedded derivatives was a liability of $3.1 million (December 31, 2007 – no agreements). For both the three and nine month periods ended September 30, 2008, a loss of $3.1 million has been included in molybdenum sales on the Corporation’s consolidated statements of income (2007 – no agreements in prior year period).

Changes to the fair value of embedded derivative related to molybdenum purchases are included in operating expenses in the determination of net income. At September 30, 2008, the fair value of these embedded derivatives was an asset of $4.2 million (December 31, 2007 – $0.3 million liability). For the three month period ended September 30, 2008, a gain of $5.1 million has been included in operating expenses on the Corporation’s consolidated statements of income (2007 – $3.3 million gain). For the nine month period ended September 30, 2008, a gain of $5.3 million has been included in operating expenses (2007 – $9.9 million loss).

c)	Forward Sales Contracts

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that may be different than the prevailing market price. Forward sales contracts in place at September 30, 2008 cover the period 2008 to 2011. At September 30, 2008, certain contracts have a positive mark-to-market value totaling $0.4 million which has been included in other assets on the Corporation’s consolidated balance sheets (December 31, 2007 – $2.4 million). In addition, certain contracts have a negative mark-to-market value totaling $4.0 million which has been included in other liabilities on the Corporation’s consolidated balance sheets (December 31, 2007 – $9.5

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

million) (see Note 8). For the three month period ended September 30, 2008, a gain of $2.1 million related to these forward sales contracts has been included in molybdenum sales on the Corporation’s consolidated statements of income (2007 – $5.5 million gain). For the nine month period ended September 30, 2008, a gain of $3.4 million related to these forward sales contracts has been included in molybdenum sales (2007 – $3.4 million loss).

5.	Property, Plant and Equipment

(US$ in millions)	September 30 2008	December 31 2007
Mining properties	$315.6	$333.2
Mining equipment	170.6	150.1
Processing facilities	101.9	101.0
Deferred stripping costs	54.9	34.2
Construction in progress	48.6	6.2
Development properties	3.0	2.3
Other	0.6	0.5
	695.2	627.5
Less: Accumulated depreciation, depletion and amortization	(91.5)	(60.7)
	$603.7	$566.8

In August 2008, the Corporation signed an option with U.S. Energy Corp. (“USE”) to acquire up to 75% of a molybdenum property in the US state of Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and under the terms of the agreement, unless the agreement is terminated early, the Corporation will make annual payments of $1.0 million to USE for a period of six years beginning January 1, 2009 and ending January 1, 2014. The Corporation can earn the right to acquire a 15% interest in the property by spending a total of $15.0 million on the property, including the direct payments to USE, by June 30, 2011. The Corporation can earn a 50% interest in the property by spending a cumulative total of $50.0 million on the property by July 31, 2018. If the Corporation terminates the agreement during the option period, advance or shortfall payments made to date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Should the Corporation obtain a 50% interest in the property, the Corporation may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350.0 million in project expenditures, for a cumulative total of $400.0 million in expenditures and payments.

The following table summarizes activity related to stripping costs that have been deferred:

(US$ in millions)	Deferred costs	Accumulated amortization	Net deferred costs
At December 31, 2006	$–	$–	$–
Costs deferred in period	34.2	–	34.2
Amortization of previously deferred costs	–	(0.4)	(0.4)
At December 31, 2007	34.2	(0.4)	33.8
Costs deferred in period	20.7	–	20.7
Amortization of previously deferred costs	–	(4.9)	(4.9)
At September 30, 2008	$54.9	$(5.3)	$49.6

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

6.	Joint Venture

Endako Molybdenum Mine Joint Venture is an unincorporated joint venture in which the Corporation has a 75% interest. The following tables present a summary of the Corporation’s 75% pro-rata share of the assets, liabilities, revenue, expenses, net earnings and cash flows of the joint venture.

(US$ in millions)	September 30 2008	December 31 2007
Assets
Current assets	$92.4	$68.5
Property, plant and equipment, net	$299.5	$287.9
Goodwill	$40.6	$43.5
Other long-term assets	$4.3	$4.5
Liabilities
Current liabilities	$25.9	$6.7
Other liabilities	$96.4	$103.2

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Revenue	$78.6	$59.2	$195.3	$156.5
Cost of sales	$25.5	$24.7	$63.4	$64.7
Income from mining and processing	$53.1	$34.5	$131.9	$91.8
Cash flows
Operating	$58.4	$30.4	$140.2	$102.9
Investing	$(23.3)	$(0.2)	$(44.2)	$(0.6)
Financing	$–	$–	$–	$–

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

7.   Long-term Debt

Long-term debt consists of:

(US$ in millions)	September 30 2008	December 31 2007
First lien	$–	$236.1
Equipment loans	4.7	6.7
	4.7	242.8
Less: Finance fees	–	(5.4)
	4.7	237.4
Less: Current portion	(3.1)	(67.2)
	$1.6	$170.2

In June 2008, the Corporation made payments totaling $219.4 million to fully settle remaining amounts owing on its first lien credit facility. In connection with the repayment of the first lien credit facility, the Corporation expensed $4.4 million in deferred finance fees.

In August 2008, the Corporation completed a renegotiation of the terms of its first lien revolving collateralized line of credit. The facility available has been increased to $35.0 million from $22.5 million and the applicable interest rate has decreased to LIBOR plus 250 basis points, down from the original LIBOR plus 475 basis points. At September 30, 2008, drawings on this facility were nil (December 31, 2007 – nil).

The Corporation’s equipment loans are collateralized by mining equipment and are scheduled to mature no later than 2010. These loans bear interest at LIBOR plus 200 basis points. At September 30, 2008, the one-month LIBOR rate applicable to this facility was 3.93% (December 31, 2007 – 4.60%). Subsequent to September 30, 2008, the Corporation entered into another equipment loan for $14.0 million (see Note 23).

8.	Other Liabilities

Other liabilities consist of:

(US$ in millions)	September 30 2008	December 31 2007
Severance and retention liability	$13.5	$10.8
Contractual sales obligations	7.9	9.7
Forward sales contracts (Note 4(c))	4.0	9.5
	$25.4	$30.0

The Corporation maintains an employee severance and retention program for certain individuals employed by Thompson Creek USA. As at September 30, 2008, the Corporation had recorded a liability of $13.5 million related to this program (December 31, 2007 – $10.8 million). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totaled $12.7 million at September 30, 2008 (December 31, 2007 – $10.0 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

On acquisition of Thompson Creek Metals Company USA, the Corporation acquired a contractual agreement to sell up to 10% of certain production at the Thompson Creek Mine at an amount that may be less than the then prevailing market price. Deliveries under this contract commenced in 2007 and continue through to 2011. As at September 30, 2008, the Corporation had recorded a liability of $7.9 million related to future deliveries under this agreement (December 31, 2007 – $9.7 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with an offsetting adjustment to molybdenum sales in the determination of net income. In the three month period ended September 30, 2008, $0.7 million of this liability has been realized and released to molybdenum sales in the determination of net income (2007 – $0.1 million). In the nine month period ended September 30, 2008, $1.8 million of this liability has been realized and included in molybdenum sales in the determination of net income (2007 – $0.2 million).

9.	Asset Retirement Obligations

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

(US$ in millions)	Thompson Creek Mine	Endako Mine	Davidson Project	Total
At December 31, 2006	$20.9	$4.9	$0.2	$26.0
Adjustments to acquisition value	0.8	0.2	–	1.0
Revisions to expected cash flows	(2.2)	(0.9)	–	(3.1)
Accretion	1.4	0.3	–	1.7
Reclamation spending	–	(0.1)	–	(0.1)
Foreign exchange	–	0.9	–	0.9
At December 31, 2007	20.9	5.3	0.2	26.4
Revisions to expected cash flows	0.5	–	–	0.5
Accretion	0.8	0.3	–	1.1
Foreign exchange	–	(0.4)	–	(0.4)
At September 30, 2008	$22.2	$5.2	$0.2	$27.6

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

10.	Common Share Capital and Common Share Warrants

a)	Common Shares

The following table summarizes common share transactions:

(US$ in millions)	Number of Shares (000’s)	Amount
Balance, December 31, 2006	100,528	$210.8
Options exercised	4,720	22.2
Warrants exercised	5,116	4.1
Private placement	3,000	31.9
Issue costs	–	(0.9)
Balance, December 31, 2007	113,364	268.1
Options exercised	766	8.4
Warrants exercised	1	–
Equity issue	10,915	230.3
Issue costs	–	(12.2)
Balance, September 30, 2008	125,046	$494.6

In June 2008, the Corporation completed an equity financing of 10,914,700 common shares at a price of Cdn$21.50 per share for net proceeds of $218.1 million.

In September 2008, the Corporation announced the approval of its application for a normal course issuer bid and its intention to repurchase, in the open market through the facilities of the Toronto Stock Exchange and the New York Stock Exchange, up to 12,300,000 common shares in the 12 months commencing September 29, 2008. As at September 30, 2008, the Corporation had not repurchased any of its common shares under this bid (see Note 23).

b)	Common Share Warrants

The following table summarizes common share warrant transactions:

(US$ in millions)	Number of Warrants (000’s)	Amount
Balance, December 31, 2006	29,630	$35.4
Warrants exercised	(5,116)	(0.4)
Warrants expired	(8)	–
Balance, December 31, 2007	24,506	35.0
Warrants exercised	(1)	–
Balance, September 30, 2008	24,505	$35.0

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

11. Stock-based Compensation

The Corporation uses the fair value method of accounting for stock-based compensation and recognized an expense of $4.8 million and $13.0 million for the three and nine month periods ended September 30, 2008, respectively, (2007 – $3.1 million and $11.5 million, respectively,) for its stock-based compensation plan. The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date.

Options awarded by the Corporation have a term of five years and vest at the time of award or over a period of two years. The fair value of stock options granted was computed using the Black-Scholes option pricing model and the following weighted-average assumptions for the periods noted:

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Number of options granted	535,000	435,000	1,640,000	1,900,000
Expected life (years)	4.4	5.0	4.4	5.0
Risk-free interest rate	3.1%	4.5%	3.1%	4.2%
Expected volatility	51.4%	45.6%	50.7%	45.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Exercise price	Cdn$16.19	Cdn$19.54	Cdn$20.78	Cdn$16.05
Fair value of options granted	Cdn$6.86	Cdn$7.79	Cdn$8.84	Cdn$6.92

The following table summarizes the status and changes of the stock-option plan:

	Options Outstanding (000’s)	Weighted- average Exercise Price per Option (Cdn$)
Balance, December 31, 2006	9,651	$5.28
Options granted	2,565	$17.47
Options exercised	(4,720)	$3.50
Balance, December 31, 2007	7,496	$10.57
Options granted	1,640	$20.78
Options exercised	(766)	$7.50
Options cancelled	(17)	$19.54
Balance, September 30, 2008	8,353	$12.84

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

12.	Commitments and Contingencies

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 4)a)).

The Corporation has committed to sell a certain amount of production at a defined price that may be less than market (see Note 4)c) and Note 8).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As at September 30, 2008, the Corporation had commitments to purchase approximately 3.7 million pounds of molybdenum, including approximately 0.9 million pounds in the balance of 2008 and 1.4 million pounds in each of 2009 and 2010.

As at September 30, 2008, the Corporation had commitments related to the purchase of major mill equipment for its share of the Endako mill expansion of approximately $69.9 million. These purchases are anticipated to be made over the next two year period.

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

13. Interest and Finance Fees

(US$ in millions)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Interest expense	$0.1	$7.1	$9.5	$25.8
Finance fees	–	0.7	5.4	7.1
Debt prepayment premium	–	–	–	2.5
	$0.1	$7.8	$14.9	$35.4

In connection with the repayment of the first lien credit facility in June 2008 (see Note 7), the Corporation expensed $4.4 million in previously deferred finance fees.

14.	Other (Income) and Expense

(US$ in millions)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
(Gain) loss on foreign exchange	$(3.9)	$2.6	$(5.1)	$5.1
Loss (gain) on derivative instruments	1.4	(1.2)	(0.2)	(2.6)
Sundry	(0.6)	–	(0.6)	0.3
	$(3.1)	$1.4	$(5.9)	$2.8

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

15. Income and Mining Taxes

(US$ in millions)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Current income and mining taxes	$39.5	$14.7	$90.5	$86.5
Future income and mining taxes recoverable	10.0	8.0	5.5	(20.3)
	$49.5	$22.7	$96.0	$66.2

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

(US$ in millions)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Income before income and mining taxes	$150.1	$46.7	$303.8	$194.7
Combined Canadian federal and provincial income tax rates	31.00%	34.12%	31.00%	34.12%
Income taxes based on above rates	$46.6	$15.9	$94.2	$66.4
Increase (decrease) to income taxes due to:
Difference in statutory tax rates on earnings of foreign operations	8.0	0.2	14.1	4.6
Provincial and state mining taxes	5.7	2.5	13.5	7.7
Withholding taxes	0.5	4.5	0.8	4.5
Non-deductible expenses	3.6	6.8	7.0	8.4
Non-taxable income	(1.4)	(7.1)	(2.4)	(7.1)
Depletion allowance	(12.5)	(4.2)	(27.7)	(21.4)
Change in valuation allowance	1.6	2.8	2.2	3.7
Impact of change in tax rates on future income and mining taxes	3.7	–	1.1	–
Other	(6.3)	1.3	(6.8)	(0.6)
Income and mining taxes	$49.5	$22.7	$96.0	$66.2

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

16.        Net Income per Share

(US$ in millions)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Net income	$100.6	$24.0	$207.8	$128.5

Basic weighted-average number of shares outstanding (000’s)	125,045	112,875	118,492	109,151
Effect of dilutive securities
Common share warrants	9,822	13,128	12,198	11,309
Stock options	1,887	3,740	2,495	4,105
Diluted weighted-average number of shares outstanding (000’s)	136,754	129,743	133,186	124,565

Net income per share
Basic	$0.80	$0.21	$1.75	$1.18
Diluted	$0.74	$0.18	$1.56	$1.03

For the three and nine month periods ended September 30, 2008, 2,010,700 and 1,110,000 stock options, respectively, (2007 – 435,000 and 1,357,500 stock options, respectively,) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

17.	Related Party Transactions

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $65.3 million for the three month period ended September 30, 2008, representing 19.7% of the Corporation’s total revenues for this period (2007 – $45.5 million and 22.7%, respectively), and were $185.4 million for the nine month period ended September 30, 2008, representing 22.3% of the Corporation’s total revenues for this period (2007 – $138.1 million and 19.3%, respectively). For the three month period ended September 30, 2008, the Corporation recorded management fee income of $0.3 million (2007 – $0.2 million) and selling and marketing costs of $0.5 million (2007 – $0.4 million) from this group of companies. For the nine month period ended September 30, 2008, the Corporation recorded management fee income of $0.7 million (2007 – $0.5 million) and selling and marketing costs of $1.3 million (2007 – $1.0 million) from this group of companies. At September 30, 2008, the Corporation’s accounts receivable included $21.0 million owing from this group of companies (December 31, 2007 – $8.9 million).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

18. Supplementary Cash Flow Information

(US$ in millions)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Change in non-cash working capital:
Accounts receivable	$(60.4)	$22.6	$(86.5)	$6.8
Product inventory	26.0	0.5	47.8	8.3
Material and supplies inventory	0.8	(0.5)	(5.1)	(0.5)
Prepaid expense and other current assets	1.2	0.3	1.9	(0.3)
Income and mining taxes recoverable	–	(6.5)	13.4	(18.4)
Accounts payable and accrued liabilities	7.6	(30.5)	(6.4)	7.9
Income and mining taxes payable	9.7	(1.2)	12.5	(32.2)
	$(15.1)	$(15.3)	$(22.4)	$(28.4)

Cash interest paid	$0.1	$8.6	$13.2	$32.8
Cash income taxes paid	$28.2	$30.1	$61.9	$146.2

			September 30 2008	December 31 2007
Cash and cash equivalents is comprised of:
Cash			$62.7	$56.7
Cash equivalents			89.0	57.0
			$151.7	$113.7

During the third quarter of 2008, the Corporation made a change to its money market investment policy whereby the Corporation will make new investments only in federal government treasury bills or money market funds investing only in federal government treasury bills.

At September 30, 2008, cash equivalents consisted of federal government treasury bills and money market instruments investing only in federal government treasury bills that have an original maturity date of less than 90 days. At December 31, 2007, cash equivalents consisted of deposits and money market instruments issued or guaranteed by major financial institutions and governments that have an original maturity date of less than 90 days.

19.	Financial Risk Management

The Corporation’s activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, credit risk and liquidity risk.

The Corporation enters into foreign exchange forward contracts, molybdenum forward sales contracts, provisionally-priced contracts for the purchase and sale of molybdenum and an interest rate cap contract to manage its exposure to fluctuations in foreign exchange, molybdenum prices and interest rates. The Corporation does not trade derivatives.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

Foreign Exchange Risk

The US dollar is the functional currency of the majority of the Corporation’s activities. However, the Canadian dollar is the functional currency of the Corporation’s interest in its joint venture operation. The Corporation has potential currency exposures in respect of items denominated in currencies other than the operations’ functional currency. The Corporations foreign exchange exposures include:

•

Transactional exposure on its investment in a Canadian dollar self sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses are in Canadian dollars;

•	Translational exposure on its investment in a Canadian dollar self sustaining operation whose net assets are exposed to foreign currency translation risk; and
•	Transactional and translational exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As at September 30, 2008, the Corporation had forward exchange contracts for Cdn$27.0 million to sell US dollars / buy Canadian dollars at a weighted average exchange rate of US$0.97. All foreign exchange forward contracts are due within the year. As at September 30, 2008, the fair value of these contracts is a liability of $0.7 million.

With other variables unchanged, each $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would result in an increase (decrease) of approximately $0.5 million in net earnings for the three months ended September 30, 2008, respectively. Each $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would result in an increase (decrease) of approximately $0.7 million in net earnings for the nine months ended September 30, 2008, respectively. Further, each $0.01 strengthening (weakening) of the US dollar against the Canadian dollar would result in a decrease (increase) of approximately $2.7 million in other comprehensive income for the three and nine month periods ended September 30, 2008.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. The Corporation’s debt facilities are variable rate facilities based on LIBOR rates. The Corporation has entered into an interest rate cap agreement limiting the LIBOR rate to 6% on a specified amount of the first lien credit facility.

For the three and nine month periods ended September 30, 2008, with other variables unchanged, a 1% change in the LIBOR rate would have an insignificant impact on net earnings. There would be no effect on other comprehensive income.

Commodity Price Risk

The Corporation enters into certain molybdenum sales contracts where it sells future molybdenum production with fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, has chosen not to use the normal usage exemption and therefore treats these contracts as non-financial derivatives. The fair value is recorded on the balance sheet with changes in fair value recorded in revenue. The fair value is calculated using a discounted cash flow based on estimated forward prices. As long-term molybdenum prices are not based on an organized forward market, the Corporation uses the average of molybdenum price forecasts from

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

various metals industry analysts as the estimated forward price.

As at September 30, 2008, the fair value of the Corporation’s fixed forward sales contracts are as follows:

(US$ in millions except per pound amounts)	2008	2009	2010	2011
Fair value – asset	$0.2	$–	$–	$0.2
Fair value – liability	$1.4	$0.2	$2.4	$–
Molybdenum committed (000’s lb)	248	123	490	416
Average price ($/lb)	$23.71	$25.00	$17.00	$21.00

The Corporation also enters into molybdenum sale and purchase agreements with provisional pricing mechanisms where the final prices are determined by quoted market prices subsequent to the date of the purchase. As a result the value of the respective trade receivable and trade payable changes as the underlying market price changes. This component of these contracts is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in revenue and operating expenses, respectively.

As at September 30, 2008, the fair value of the embedded derivatives in the provisionally priced sale and purchase agreements are as follows:

(US$ in millions)	Pounds Sold/Purchased (000’s lb)	Fair Value Asset (Liability)
Provisionally priced sales	745	$(3.1)
Provisionally priced purchases	850	$4.2

These agreements will mature within the year.

For the three and nine month periods ended September 30, 2008, with other variables unchanged, a 10% change in molybdenum price would have an insignificant impact on the change in the fair value of the molybdenum forward sales contracts and the provisionally priced molybdenum purchase contracts. As at September 30, 2008, there would be no effect on other comprehensive income.

Counterparty and Credit Risk

The Corporation is exposed to counterparty risk from its current cash balances, investments in money market instruments and its insurance policy to provide financial assurance of future mine reclamation costs at its Thompson Creek Mine. Counterparties to current cash balances, money market instruments and its insurance policy are established financial institutions and governments. The Corporation manages these counterparty risks by establishing approved counterparties and assigning limits to each counterparty. Due the recent economic conditions, additional review has been done to ensure its exposure to counterparty risk will not result in an impairment. At this time, no impairment is anticipated.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As at September 30, 2008 the Corporation had seven customers which owed the Corporation more than $5.0 million each and accounted for approximately 63% of all receivables owing including a $28.3 million balance relating to one customer group. There were a further four customers having balances greater than $3.0 million but less than $5.0 million that accounted for 9% of total receivables. The Corporation’s maximum credit risk exposure is the carrying value of its accounts receivable.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit. Surplus cash is invested in a range of less than 90 day money market instruments as per the Corporation’s investment policy. As at September 30, 2008, the Corporation had an unutilized line of credit of $35.0 million.

As at September 30, 2008, contractual undiscounted cash flow requirements for financial liabilities, including interest payments are as follows:

(US$ in millions)	2008	2009 to 2011	2012 onward	Total
Accounts payable	$69.9	$–	$–	$69.9
Long-term debt	$4.7	$–	$–	$4.7
Currency contracts	$26.2	$–	$–	$26.2

Financial Assets and Liabilities by Category

As at September 30, 2008, the Corporation’s financial assets and liabilities are categorized as follows:

(US$ in millions)	Loans and receivables	Held at fair value	Financial assets and liabilities at amortized cost	Total
Financial Assets
Cash and cash equivalents	$–	$89.0	$62.7	$151.7
Accounts receivable	$168.3	$–	$–	$168.3
Commodity contracts	$–	$0.4	$–	$0.4
Restricted cash	$–	$13.3	$–	$13.3
Reclamation deposits	$–	$27.2	$–	$27.2
Financial Liabilities
Accounts payable and accrued liabilities	$–	$–	$69.9	$69.9
Long-term debt	$–	$–	$4.7	$4.7
Currency and commodity contracts	$–	$4.7	$–	$4.7

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

Fair Values

Cash equivalents represent money market instruments with maturity less than 90 days and are carried at fair value. The carrying value of accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short maturity of these instruments. The currency and commodity contracts are derivative instruments and therefore they are carried at their fair value. The carrying amount of the long-term debt is at amortized cost and as it is variable rate debt its carrying value approximates fair value.

As at September 30, 2008, the carrying values and the fair values of the Corporation’s financial assets and liabilities are shown in the following table:

(US$ in millions)	Carrying value	Fair value
Financial Assets
Cash and cash equivalents	$151.7	$151.7
Accounts receivable	$168.3	$168.3
Commodity contracts	$0.4	$0.4
Restricted cash	$13.3	$13.3
Reclamation deposits	$27.2	$27.2
Financial Liabilities
Accounts payable and accrued liabilities	$69.9	$69.9
Long term debt	$4.7	$4.7
Currency and commodity contracts	$4.7	$4.7

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation’s obligation for future reclamation expenditures at its mine sites.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

20.	Capital Risk Management

The Corporation defines its capital as follows:

•	Shareholders’ equity;
•	Long-term debt; and
•	Short-term debt.

Capital as defined above as at September 30, 2008 and December 31, 2007 was as follows:

(US$ in millions)	September 30 2008	December 31 2007
Shareholders’ equity	$909.4	$487.6
Debt	4.7	237.4
	$914.1	$725.0

The Corporation’s objectives with regard to its capital are:

•	Maintain adequate working capital to operate its business;
•	Optimize debt levels;
•	Comply with financial covenants on outstanding debt; and
•	Incur short-term borrowing only to meet working capital needs.

The Corporation’s capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation’s plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is reviewed from time to time to determine if it contains the most favourable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or pursue new equity issuances.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

21. Segment Information

The Corporation has two operating segments, being the mining, milling, roasting and sale of molybdenum products at the Corporation’s US and Canadian operations. Geographic segment information for the three and nine month periods ended and as at September 30, 2008 and 2007 is as follows:

Three Months Ended September 30, 2008
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$249.3	$78.6	$(2.0)	$325.9
Tolling and calcining	5.2	–	–	5.2
	254.5	78.6	(2.0)	331.1
Cost of sales
Operating expenses	137.9	19.6	(2.3)	155.2
Selling and marketing	2.0	1.0	–	3.0
Depreciation, depletion and amortization	8.8	4.8	–	13.6
Accretion	0.2	0.1	–	0.3
	148.9	25.5	(2.3)	172.1
Income from mining and processing	$105.6	$53.1	$0.3	$159.0

Nine Months Ended September 30, 2008
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$627.4	$195.3	$(7.0)	$815.7
Tolling and calcining	14.1	–	–	14.1
	641.5	195.3	(7.0)	829.8
Cost of sales
Operating expenses	405.8	48.7	(7.0)	447.5
Selling and marketing	5.5	2.5	–	8.0
Depreciation, depletion and amortization	19.3	11.9	–	31.2
Accretion	1.1	0.3	–	1.4
	431.7	63.4	(7.0)	488.1
Income from mining and processing	$209.8	$131.9	$–	$341.7

As at September 30, 2008	US Operations	Canadian Operations	Corporate	Total
Capital expenditures (third quarter)	$12.4	$13.7	$–	$26.1
Capital expenditures (year to date)	$28.3	$26.4	$–	$54.7
Capital assets	$301.3	$299.5	$2.9	$603.7
Goodwill	$80.0	$40.6	$–	$120.6
Total assets	$700.4	$503.8	$11.4	$1,215.6
Total liabilities	$171.6	$132.0	$2.6	$306.2

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

Three Months Ended September 30, 2007
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$136.7	$59.2	$–	$195.9
Tolling and calcining	5.0	–	–	5.0
	141.7	59.2	–	200.9
Cost of sales
Operating expenses	106.7	18.8	–	125.5
Selling and marketing	1.6	0.8	–	2.4
Depreciation, depletion and amortization	6.7	5.0	–	11.7
Accretion	0.3	0.1	–	0.4
	115.3	24.7	–	140.0
Income from mining and processing	$26.4	$34.5	$–	$60.9

Nine Months Ended September 30, 2007
(US$ in millions)	US Operations	Canadian Operations	Inter-segment sales	Total
Revenues
Molybdenum sales	$541.4	$156.5	$–	$697.9
Tolling and calcining	18.7	–	–	18.7
	560.1	156.5	–	716.6
Cost of sales
Operating expenses	368.2	46.8	–	415.0
Selling and marketing	5.5	2.0	–	7.5
Depreciation, depletion and amortization	24.2	15.6	–	39.8
Accretion	0.9	0.3	–	1.2
	398.8	64.7	–	463.5
Income from mining and processing	$161.3	$91.8	$–	$253.1

As at September 30, 2007	US Operations	Canadian Operations	Corporate	Total
Capital expenditures (third quarter)	$3.6	$0.2	$0.1	$3.9
Capital expenditures (year to date)	$7.8	$0.6	$1.1	$9.5
Capital assets	$351.2	$148.1	$2.4	$501.7
Goodwill	$128.8	$25.3	$–	$154.1
Total assets	$624.9	$253.8	$164.0	$1,042.7
Total liabilities	$184.8	$71.6	$346.8	$603.2

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three and Nine Months Ended September 30, 2008

(Unaudited)

22. Comparative Figures

Certain of the prior periods’ figures have been reclassified to conform with the current period’s presentation.

23.	Subsequent Events

In October 2008, the Corporation entered into a new five-year, $14.0 million fixed-rate equipment loan, collateralized by certain mining equipment and bearing interest at 5.92%.

During the period October 1, 2008 to November 6, 2008, the Corporation repurchased 2,402,815 common shares at an average share price of Cdn$8.21 per share under its outstanding normal course issuer bid, all of which have been cancelled (see Note 10(a)).

EXHIBIT 2

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operation of Thompson Creek Metals Company Inc. (“Thompson Creek” or the “Corporation”) is prepared as at November 6, 2008, and should be read in conjunction with the unaudited consolidated financial statements of the Corporation and the notes thereto for the three and nine months ended September 30, 2008 and with the audited consolidated financial statements of the Corporation and the notes thereto for the year ended December 31, 2007. All dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com.

Business Overview

Thompson Creek Metals Company Inc. is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the US. The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation is evaluating two high-grade underground molybdenum projects, the Davidson molybdenum property (“Davidson Project”), located in British Columbia, and the Mount Emmons molybdenum property, located in the US in Colorado.

Highlights 2008

•	Net income for the 2008 third quarter was $100.6 million, or $0.74 per diluted share. Net income for the first nine months of 2008 was $207.8 million, or $1.56 per diluted share.

•

Consolidated revenues for the third quarter and first nine months of 2008 were $331.1 million and $829.8 million, respectively, representing a 65% increase from the third quarter of 2007 and a 16% increase from the comparable nine month period in 2007. .

•	Operating cash flows were $110.3 million for the third quarter of 2008 and $236.6 million for the first nine months of 2008.

•

Capital expenditures totalled $75.4 million for the first nine months of 2008 which primarily represented new mobile equipment purchases at the Thompson Creek and Endako mines together with the Endako mill expansion.

•

Total cash was $151.7 million and total debt was $4.7 million at September 30, 2008. During the second quarter of 2008, the Corporation retired all of its remaining $219.4 million debt incurred for the acquisition of Thompson Creek Metals Company USA.

•	In June 2008, 10,914,700 common shares were issued from treasury for net proceeds of $218.1 million. The proceeds from this share issuance were used to retire debt, as discussed above.

•

Molybdenum production in the third quarter and first nine months of 2008 significantly improved from the comparable 2007 periods, with total production of 6.5 million pounds for the 2008 third quarter and 18.3 million pounds for the first nine months of 2008.

•

Molybdenum sold during the third quarter and first nine months of 2008 was 9.9 million pounds and 24.9 million pounds, respectively, which includes amounts sold from the Corporation’s mines of 6.9 million pounds and 15.8 million pounds for the 2008 quarter and nine month period, respectively.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

•	The average realized price on molybdenum sales in the third quarter and first nine months of 2008 was $32.85 per pound and $32.75 per pound, respectively.

•

In September 2008, a normal course issuer bid was approved by the Board of Directors. Beginning in October 2008 and through the date of this report, the Corporation repurchased 2.4 million common shares for cancellation at an average price of Cdn$8.21 per share. Approximately 9.9 million additional common shares can be acquired under the share repurchase program.

Events Subsequent to September 30, 2008

As a result of the worldwide financial crisis and economic downturn in recent weeks, there is significant uncertainty in the near-term demand and price outlook for molybdenum. For the week of October 6, 2008, the average Platts Metals Week published molybdenum oxide price was $31.40 per pound while for the week of November 3, 2008, the average Platts Metals Week published molybdenum oxide price was $17.05 per pound. These compare to the Corporation’s average realized sales price of $32.85 per pound for the third quarter of 2008. Molybdenum sales prices for the fourth quarter of 2008 will be lower than the third quarter of 2008. Based on current projections, each $1 per pound change in molybdenum prices in the fourth quarter of 2008 would impact both income before income and mining taxes and operating cash flows, before taxes, in that quarter by approximately $6.0 million.

Despite this downturn, the Corporation is well positioned with working capital of $355.6 million as of September 30, 2008, including $151.7 million of cash and cash equivalents, $168.3 million of receivables, no outstanding debt under its credit facility and $3.1 million as the current portion of equipment loans. The Thompson Creek Mine is expected to perform at record levels for 2009, with increased production together with lower oxide production costs. However, given this sudden economic downturn, management is in the process of reviewing and revising future capital expenditures, development projects and operating plans to ensure that adequate working capital levels are maintained.

Outlook

For calendar 2008, the Corporation is upgrading the target for the previously announced estimated molybdenum production from 23 to 24.5 million pounds to 25 to 26 million pounds. The Thompson Creek Mine remains on target for the previously announced estimated molybdenum production of 16.5 to 17.0 million pounds. The Corporation’s 75% share of the Endako Mine molybdenum production for calendar 2008 is being upgraded from the previously announced estimate of 6.5 to 7.5 million pounds to an estimated 8.5 to 9.0 million pounds as a result of higher grades and recoveries than were originally expected. The Corporation experiences a cycle of up to two and a half months between the time a pound of molybdenum is mined and when the same pound is recorded as a sale. As a result of this two and a half month production cycle, the molybdenum sales for 2008 will be from production over a one year period starting early in the fourth quarter of 2007 and ending early in the fourth quarter of 2008. The Corporation sold 15.8 million pounds of molybdenum from its own mines in the first nine months of 2008 and currently remains on target to sell approximately 22.0 million pounds from its own mines for all of calendar 2008, as previously announced.

For calendar 2008, anticipated oxide direct production costs per pound produced have been revised from the previous annual guidance to an estimated $7.30 per pound, with the Thompson Creek Mine expected to be approximately $7.00 per pound (compared to previous guidance of $6.00 to $6.50 per pound) and the Endako Mine at $7.50 to $8.00 per pound (compared to previous guidance of $9.50 to $10.25 per pound). This assumes an improvement in the US$/Cdn$ exchange rate from 1.0 for the

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

previous guidance for the Endako Mine to 1.2 for the fourth quarter of 2008. For the first nine months of 2008, the oxide production costs per pound produced at Thompson Creek Mine were $7.08 per pound and the Endako Mine was $7.75 per pound. Oxide production costs per pound produced represent the direct cost to produce molybdenum oxide at each mine (mining, milling, and roasting) and do not include adjustments for opening and closing inventory amounts, amortization of deferred stripping costs and the effects of purchase price adjustments, nor do they include additional costs related to the production of downstream products produced by the Corporation such as ferromolybdenum. For the Thompson Creek Mine, which only produces sulphide on site, oxide production costs per pound produced include an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide.

For 2009, the Corporation expects molybdenum production volumes to be 31.5 to 34.0 million pounds, with the Thompson Creek Mine at approximately 24.5 to 26.0 million pounds and the 75% share of the Endako Mine at 7 to 8 million pounds. The Corporation expects to sell 30.0 to 34.0 million pounds from its own mines, which represents production achieved over a one year period from the fourth quarter of 2008 through the early part of the fourth quarter of 2009. The Corporation has some discretion in building or depleting inventory levels depending upon the economic conditions and the related demand and sales prices for molybdenum. For calendar 2009, anticipated oxide direct production costs per pound produced are estimated at $6.00 to $7.00 per pound, with $5.00 to $6.00 per pound at the Thompson Creek Mine and $8.00 to $9.00 per pound at the Endako Mine (assuming a US$/Cdn$ exchange rate of 1.20). For the Endako Mine, a $0.01 change in the Canadian foreign exchange rate results in a $0.10 change in the direct production cost per pound produced.

The Corporation and the other joint venture participant in the Endako Mine approved the mill expansion project in the first quarter of 2008 and the project has commenced with detailed engineering, the ordering of major mill equipment and earthwork and site preparation. Through September 30, 2008, the Corporation’s 75% share of capital expenditures for the Endako expansion project totalled $24 million. Additionally, the Corporation had commitments related to the purchase of major mill equipment for its 75% share of the Endako mill expansion of approximately $69.9 million as of September 30, 2008. The Corporation’s total share of expansion capital expenditures is expected to be Cdn$280.0 million over the period 2008 to 2010.

During 2007, mineral ore reserves were recalculated and increased at both operating mines using a long-term price of $10.00 per pound for molybdenum sales. Development drilling and reserve analysis is continuing at the Thompson Creek Mine to complete the second stage of its mineral reserve study which is expected to further increase reserves when completed in 2009. The Corporation is also conducting development and exploration drilling on the Endako Mine property.

The environmental application for the Davidson Project has been submitted to the regulatory authorities. However, given current economic conditions, management has made a decision to postpone the development of this project until economic conditions improve.

In August 2008, the Corporation signed an option with U.S. Energy Corp. (“USE”) to acquire up to 75% of the Mount Emmons underground molybdenum project in the US state of Colorado. Under the agreement, the Corporation made a $0.5 million payment to USE upon signing and, unless the agreement is terminated early, the Corporation will pay $1 million annually to USE for six years beginning January 1, 2009 and ending January 1, 2014 (“Minimum Payments”). The Corporation has the right to terminate this agreement at any time. Management is currently developing a long-term strategy for a complete evaluation of the Mount Emmons property. As a result, the Corporation expects to spend the required expenditures under this earn-in agreement of $2.5 million for the remainder of 2008 and $5 million for 2009, which includes the Minimum Payments.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum, as reported by Platts Metals Week, exceeds $15.00 per pound in 2009.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Selected Consolidated Operations and Financial Information

(US$ in millions except per pound and per share amounts – Unaudited)		Three months ended September 30	Nine months ended September 30
2008		2007	2008	2007
Operations
Molybdenum production from mines (000’s lb) [1]	6,499	3,024	18,272	12,923
Direct production costs ($/lb produced) [2]	$6.63	$11.63	$7.31	$7.69
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	6,879	3,391	15,791	16,327
Product purchased, processed and resold	3,044	2,722	9,116	8,426
	9,923	6,113	24,907	24,753
Realized price ($/lb)	$32.85	$32.06	$32.75	$28.20
Cash operating expenses ($/lb sold) [3]	$7.25	$9.16	$8.17	$7.80
Financial
Revenue
Molybdenum sales	$325.9	$195.9	$815.7	$697.9
Tolling and calcining	5.2	5.0	14.1	18.7
	331.1	200.9	829.8	716.6
Cost of sales
Operating expenses	155.2	125.5	447.5	415.0
Selling and marketing	3.0	2.4	8.0	7.5
Depreciation, depletion and amortization	13.6	11.7	31.2	39.8
Accretion	0.3	0.4	1.4	1.2
	172.1	140.0	488.1	463.5
Income from mining and processing	$159.0	$60.9	$341.7	$253.1
Net income	$100.6	$24.0	$207.8	$128.5
Net income per share
- basic	$0.80	$0.21	$1.75	$1.18
- diluted	$0.74	$0.18	$1.56	$1.03
Cash flow provided by operating activities	$110.3	$31.4	$236.6	$136.8

			September 30 2008	December 31 2007
Cash and cash equivalents			$151.7	$113.7
Total assets			$1,215.6	$1,109.7
Total debt			$4.7	$237.4
Total liabilities			$306.2	$622.1
Shareholders’ equity			$909.4	$487.6
Shares outstanding (000’s)			125,046	113,364

[1]

Mined production pounds are oxide and pure molybdenum trioxide (“HPM”) from the Thompson Creek Mine and the Corporation’s 75% share of the Endako Mine production; excludes molybdenum produced from purchased product.

[2]

Weighted-average of Thompson Creek Mine and Endako Mine direct production costs (mining, milling and roasting) for product produced in the period; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek Metals Company USA and excludes amortization of deferred stripping costs. Direct production costs do not take into account the effects of changes in inventory. For the Thompson Creek Mine, which only produces sulphide on site, direct production costs includes an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide. See Non-GAAP Financial Measures for additional information.

[3]

Weighted-average of Thompson Creek Mine and Endako Mine cash operating expenses for product sold in the period; excludes the effect of purchase price adjustments recorded on acquisition of Thompson Creek Metals Company USA and excludes amortization of deferred stripping costs. See Non-GAAP Financial Measures for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Summary of Quarterly Results

(US$ in millions except per pound and per share amounts – Unaudited)

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2006	2007	2007	2007	2007	2008	2008	2008
Operations
Mined molybdenum production (000’s lb)	3,846	5,433	4,466	3,024	3,443	5,589	6,184	6,499
Direct production costs ($/lb produced) [1]	$ 6.28	$ 5.63	$ 7.09	$ 11.63	$ 10.60	$ 7.91	$ 7.56	$ 6.63
Molybdenum sold (000’s lb)
Thompson Creek Mine and Endako Mine production	4,274	7,857	5,079	3,391	3,151	4,082	4,830	6,879
Product purchased, processed and resold	1,463	2,629	3,075	2,722	3,066	3,572	2,500	3,044
	5,737	10,486	8,154	6,113	6,217	7,654	7,330	9,923
Realized price ($/lb)	$ 25.74	$ 24.87	$ 29.59	$ 32.06	$ 31.08	$ 32.69	$ 32.68	$ 32.85
Cash operating expenses ($/lb sold) [1]	$ 6.30	$ 8.59	$ 5.66	$ 9.16	$ 11.51	$ 10.54	$ 7.49	$ 7.25

Financial
Revenue	$ 150.8	$ 267.9	$ 247.8	$ 200.9	$ 197.8	$ 254.8	$ 243.9	$ 331.1
Income from mining and Processing	$ 5.7	$ 88.1	$ 104.1	$ 60.9	$ 47.9	$ 77.3	$ 105.4	$ 159.0
Net income (loss)	$ (12.5)	$ 47.7	$ 56.8	$ 24.0	$ 28.9	$ 46.8	$ 60.4	$ 100.6
Income (loss) per share
- basic	$ (0.14)	$ 0.46	$ 0.51	$ 0.21	$ 0.25	$ 0.41	$ 0.52	$ 0.80
- diluted	$ (0.14)	$ 0.43	$ 0.45	$ 0.18	$ 0.22	$ 0.37	$ 0.45	$ 0.74
Cash flow (used) provided by operating activities	$ 85.2	$ 105.0	$ 0.4	$ 31.4	$ 45.7	$ 63.4	$ 62.9	$ 110.3

[1]	See Non-GAAP Financial Measures for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Financial Review

Three Months Ended September 30, 2008

Income Statement

Net income for the three months ended September 30, 2008 was $100.6 million or $0.80 per basic and $0.74 per diluted share. This compares to $24.0 million or $0.21 per basic and $0.18 per diluted share for the third quarter of 2007.

Revenues for the three months ended September 30, 2008 were $331.1 million, up $130.2 million or 65% from $200.9 million for the same period in 2007. This increase reflects higher molybdenum sales volume and slightly higher average realized sales prices in the 2008 third quarter. Molybdenum sold from the Corporation’s mines in the third quarter of 2008 was 6.9 million pounds, up 103% from 3.4 million pounds sold in the same period in 2007. Sales volumes in the current year period are higher than the same period in 2007 primarily due to increased production levels and a higher opening inventory for the 2008 quarter which resulted in selling more pounds than were produced. From mid-April 2008 to mid-May 2008, a scheduled maintenance shutdown at the Langeloth facility caused the 2008 third quarter opening inventory to be higher. During this period, there was a build up of material from the Thompson Creek Mine at the Langeloth facility awaiting roasting. The average realized sales price for molybdenum in the third quarter of 2008 was $32.85 per pound compared to $32.06 per pound in the third quarter of 2007. The volume of material toll roasted and processed for third parties was down 33% in the third quarter of 2008 relative to the same period in 2007 due to lower demand for these services in the current year period.

Operating expenses for the three months ended September 30, 2008 were $155.2 million, up $29.7 million or 24 % from $125.5 million for the same period in 2007. This increase is primarily due to the 62% higher volume of total molybdenum sold in the period and increased costs of molybdenum product purchased for processing and resale in the third quarter of 2008 compared to the same period in 2007. While total operating expenses increased, cash operating expenses per pound sold decreased to $7.25 per pound sold from $9.16 per pound sold for the 2007 third quarter. Additionally, direct production costs per pound produced from the Corporation mines declined in the 2008 quarter to $6.63 per pound produced from $11.63 per pound produced for the comparable quarter in 2007. The decline in direct production costs is primarily due to increased production as a result of higher ore grades, recoveries and throughput at the Corporation’s mines.

Depreciation, depletion and amortization expense for the three months ended September 30, 2008 was $13.6 million or 16% more than $11.7 million for the third quarter of 2007. This increase is primarily due to the higher volume of molybdenum sold in the 2008 quarter compared to the 2007 quarter, which was partially offset by the effects of increased mineral reserve bases established at both of the Corporation’s mines in late 2007.

General and administrative expense for the three months ended September 30, 2008 was $6.6 million, compared to $2.6 million for the same period in 2007. This increase primarily relates to amounts accrued under a bonus program, an accrual related to the transition of functions from Vancouver to Denver, and increased public company costs related to Sarbanes-Oxley compliance work. In 2007, bonus amounts were discretionary and were recorded in the fourth quarter of that year when amounts had been approved by the Board.

Exploration and development expense for the three months ended September 30, 2008 was $1.2 million compared to $1.1 million for the same period in 2007. During the third quarter of 2008, this

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

expense represented the Corporation’s share of development drilling activities at the Thompson Creek and Endako mines as well as Davidson Project permitting costs. During the third quarter of 2007, the exploration and development expense primarily represented feasibility study and permitting costs at the Davidson Project.

Interest and finance fees for the three months ended September 30, 2008 were $0.1 million, down $7.7 million from $7.8 million for the same period in 2007. This favourable variance can be attributed to the repayment of the first lien loan in the second quarter of 2008, which eliminated the interest expense on such facility in the third quarter.

Stock-based compensation for the three months ended September 30, 2008 was $4.8 million, up $1.7 million from $3.1 million for same period in 2007 due to additional options granted in the second and third quarters of 2008.

Interest income for the three months ended September 30, 2008 was $0.7 million, down $1.1 million from $1.8 million for the same period in 2007. This decrease is due to lower interest rates during the third quarter of 2008.

Other income for the three months ended September 30, 2008 was $3.1 million compared to a loss of $1.4 million for the same period of 2007. During the 2008 period the income was primarily related to a foreign exchange gain due the strengthening of the US$ against the Cdn$ during the 2008 quarter, which was partially offset by a loss on foreign exchange derivative instruments. During the 2007 third quarter, the loss of $1.4 million was primarily due to a foreign exchange loss with the Cdn$ strengthening against the US$, which was partially offset by a gain of foreign exchange derivative instruments.

Income and mining taxes for the three months ended September 30, 2008 totalled $49.5 million or 33% of income before income and mining taxes, compared to $22.7 million or 49% of income before income and mining taxes for the same period in 2007. The 2007 third quarter tax rate was significantly higher than the comparable 2008 quarter primarily due to a tax expense of $4.4 million for withholding taxes on the cross-border distribution of earnings and a greater proportionate share of income from the Endako Mine in Canada in the quarter which is subject to a higher effective tax rate than income from the Thompson Creek Mine in the US.

Cash Flows

Cash generated by operating activities for the three months ended September 30, 2008 was $110.3 million compared to $31.4 million for the same period in 2007. This increase in cash flow from operations is mainly due to the higher revenues and related net income for the period.

Cash used in investing activities for the three months ended September 30, 2008 was $33.5 million compared to $15.7 million for the same period in 2007. In the third quarter of 2008, property, plant and equipment acquisitions increased by $22.2 million to $26.1 million due largely to Endako mill expansion costs. Deferred stripping costs at the Thompson Creek Mine decreased by $2.1 million to $9.9 million in the third quarter of 2008 compared to the third quarter of 2007. Stripping activity focused on Phase 6 in 2007 while the 2008 stripping relates to Phase 7.

Cash used by financing activities for the three months ended September 30, 2008 was $0.8 million compared to $12.6 million for the same period in 2007. During the third quarter of 2008, the Corporation repaid $0.8 million of principal on the equipment loans. During the third quarter of 2007, the Corporation repaid $16.8 million of principal under its first lien loan and $0.6 million of principal

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

on the equipment loans.

Nine Months Ended September 30, 2008

Income Statement

Net income for the nine months ended September 30, 2008 was $207.8 million or $1.75 per basic and $1.56 per diluted share. This compares to $128.5 million or $1.18 per basic and $1.03 per diluted share for the first nine months of 2007.

Revenues for the nine months ended September 30, 2008 were $829.8 million, up $113.2 million or 16% from $716.6 million for the same period in 2007. This increase primarily reflects higher average realized sales prices and higher molybdenum sales volumes in the current year period. Average realized molybdenum sales prices for the first nine months of 2008 were $32.75 per pound, up 16% from $28.20 per pound in the first nine months of 2007. Molybdenum sold from the Corporation’s own mines in the first nine months of 2008 was 15.8 million pounds, down from 16.3 million pounds sold in the same period in 2007. This volume variance can be attributed to a number of factors including lower production at the Corporation’s mines in the fourth quarter of 2007, resulting in less product being available for sale during the first quarter of 2008. At the beginning of 2007, a greater volume of product inventory was available which allowed for greater sales in the first quarter of 2007. The number of pounds of material toll roasted and processed for third parties was down 63% in the first nine months of 2008 relative to the same period in 2007, primarily due to lower demand for these services in the current year period.

Operating expenses for the nine months ended September 30, 2008 were $447.5 million, up $32.5 million or 8% from $415.0 million for the same period in 2007. The comparative operating expense amount for 2007 includes $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Company USA which were sold in the 2007 period, with no comparable item in the current period.

Additionally, higher-cost opening inventory, increased cash operating expenses per pound and higher market prices for molybdenum product purchased for processing and resale in the first nine months of 2008 also contributed to increased operating expenses compared to the same period in 2007.

Direct production costs per pound produced from the Corporation mines declined in the 2008 period to $7.31 per pound produced from $7.69 per pound produced for the comparable quarter in 2007. The decline in direct production costs is due to higher production volumes as a result of higher ore grades, recoveries and throughput at the Corporation’s mines, which were partially offset by higher labour costs, higher milling costs (due primarily to higher grinding ball costs and freight costs) and higher mining costs (primarily due to increased fuel and consumption costs together with major equipment rebuilds).

Depreciation, depletion and amortization expense for the nine months ended September 30, 2008 was $31.2 million or 22% less than $39.8 million for the first nine months of 2007. This decrease is primarily due to the effects of increased mineral reserve bases established at both of the Corporation’s mines in late 2007.

General and administrative expense for the nine months ended September 30, 2008 was $15.7 million, compared to $9.4 million for the same period in 2007. This increase primarily relates to amounts accrued under a bonus program, an accrual related to the transition of functions from Vancouver to Denver, increased public company costs related to Sarbanes-Oxley compliance work and higher legal and consulting costs. In 2007, bonus amounts were discretionary and were recorded in the fourth

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

quarter of that year when amounts had been approved by the Board.

Exploration and development expense for the nine months ended September 30, 2008 was $2.5 million, down $2.8 million from $5.3 million for the first nine months of 2007. During the 2008 period, this expense represented the Corporation’s share of development drilling activities at the Thompson Creek and Endako Mines as well as Davidson Project permitting costs. During the 2007 period, the exploration and development expense primarily represented the Davidson feasibility study released earlier in the year and to work relating to permitting this project.

Interest and finance fees for the nine months ended September 30, 2008 were $14.9 million, down $20.5 million from $35.4 million for the same period in 2007. This favourable variance can be attributed to the repayment of the first lien loan in the second quarter of 2008, which eliminated the interest expense on such facility in the third quarter. The 2008 amount also includes a $4.4 million expense for finance fees related to the early repayment of the first lien credit facility and the 2007 amount includes both a one-time prepayment premium of $2.5 million and a $3.5 million expense for finance fees related to the early repayment of the second lien credit facility.

Stock-based compensation for the nine months ended September 30, 2008 was $13.0 million, up $1.5 million from $11.5 million for first nine months of 2007, due to additional options granted with higher Black-Scholes values in the second and third quarters of 2008.

Interest income for the nine months ended September 30, 2008 was $2.3 million, down $3.7 million from $6.0 million for the same period in 2007. This decrease is due to lower interest rates together with lower outstanding cash balances during the first nine months of 2008.

Other income for the nine months ended September 30, 2008 was $5.9 million compared to a loss of $2.8 million for the same period of 2007. During the 2008 period the income was primarily related to a foreign exchange gain due the strengthening of the US dollar against the Canadian dollar during the 2008 quarter, including a gain on foreign exchange derivative instruments. During the 2007 period, the loss of $2.8 million was primarily due to a foreign exchange loss with the Canadian dollar strengthening against the US dollar, which was partially offset by a gain of foreign exchange derivative instruments.

Income and mining taxes for the nine months ended September 30, 2008 totalled $96.0 million or 32% of income before income and mining taxes, compared to $66.2 million or 34% of income before income and mining taxes for the same period in 2007. During the 2007 period, tax expense included $4.4 million of withholding taxes on the cross-border distribution of earnings. Excluding these withholding taxes, the effective tax rate for the 2007 period was 32%.

Cash Flows

Cash generated by operating activities for the nine months ended September 30, 2008 was $236.6 million compared to $136.8 million for the same period in 2007. This increase in cash flow from operations is mainly due to the higher net income for the period.

Cash used in investing activities for the nine months ended September 30, 2008 was $179.4 million compared to $39.1 million for the same period in 2007. In January 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. Also in 2008, property, plant and equipment acquisitions increased by $45.2 million to $54.7 million largely due to Endako mill expansion costs and the purchase of haul trucks. Deferred stripping costs at

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

the Thompson Creek Mine were down by $4.8 million to $20.7 million for the 2008 period. In 2007 stripping opened up Phase 6 while in 2008 stripping activity is focused on Phase 7.

Cash used in financing activities for the nine months ended September 30, 2008 was $14.4 million compared to $102.4 million for the same period in 2007. In 2008, the Corporation completed an equity financing for net proceeds of $218.1 million on the issuance of 10,914,700 shares. In addition, 766,000 stock options were exercised in 2008 generating cash proceeds of $5.7 million. During the 2008 period, the Corporation made $238.2 million in principal payments on its long-term debt obligations, including $236.2 million to fully retire borrowings on the first lien facility and $2.0 million on equipment loans. In the first nine months of 2007, the Corporation made debt repayments of $150.9 million, including $61.9 million to prepay the second lien credit facility, $87.2 million in principal payments on the first lien facility and $1.8 million in principal payments on equipment loans. In addition, $48.5 million was raised through the issuance of common shares during the first nine months of 2007 including $31.9 million on the private placement of 3,000,000 shares and $16.6 million on the exercise of stock options and warrants.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Operations Review

Thompson Creek Mine

The following is a summary of the Thompson Creek Mine’s operating and financial results for the three and nine month periods ended September 30, 2008 and 2007:

(US$ in millions except per pound amounts – Unaudited)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Operations
Mined (000’s ore tonnes)	2,967	917	8,498	3,239
Milled (000’s tonnes)	2,352	2,279	6,953	5,813
Grade (% molybdenum)	0.099	0.039	0.092	0.080
Recovery (%)	85.59	65.70	86.30	75.70
Molybdenum production (000’s lb) [1]	4,328	1,131	11,941	7,316
Direct production costs ($/lb produced) [2]	$6.29	$15.57	$7.08	$7.20
Molybdenum sold (000’s lb)	4,550	1,438	9,875	10,620
Realized price ($/lb)	$32.49	$34.65	$32.11	$27.44
Cash operating expenses ($/lb sold) [2]	$6.65	$8.52	$8.13	$7.58
Financial
Molybdenum sales	$147.8	$49.9	$317.1	$291.5
Cost of sales
Operating expenses	33.5	12.3	83.6	110.1
Selling and marketing	1.5	0.9	3.9	3.7
Depreciation, depletion and amortization	7.2	3.7	13.9	16.3
Accretion	0.2	0.3	1.1	0.9
	42.4	17.2	102.5	131.0
Income from mining and processing	$105.4	$32.7	$214.6	$160.5

[1]	Production pounds are oxide and HPM.
[2]

Since the Thompson Creek Mine only produces sulphide on site, direct production costs includes an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide. See Non-GAAP Financial Measures for additional information.

The Thompson Creek Mine produced 4.3 million pounds of molybdenum in the third quarter of 2008 compared to 1.1 million pounds in the third quarter of 2007. During the first nine months of 2008, Thompson Creek Mine molybdenum production was 11.9 million pounds compared to 7.3 million pounds in the same period in 2007. During the 2008 periods the grade of ore mined was significantly higher than in the prior year periods, averaging 0.099% molybdenum over the 2008 quarter and 0.092% over the first nine months of 2008. In the comparable 2007 periods, mining activity was transitioning and much of the production in this period was from lower grade, stockpiled material with the grade averaging 0.039% molybdenum over the 2007 quarter and 0.080% molybdenum over the 2007 nine month period, respectively. Higher recoveries and higher throughput also contributed to the increase in volumes produced. Mill availability was also higher in the 2008 periods compared to 2007. Milling began operating 7 days a week, from the previous 5 days per week, in late April 2007 thus increasing throughput volumes.

Direct production costs per pound produced decreased by 60% to $6.29 per pound for the 2008 quarter from $15.57 per pound for the 2007 quarter. During the first nine month of 2008, direct production costs per pound produced decreased to $7.08 per pound from $7.20 per pound for the comparable period in 2007. This decline is primarily the result of higher production, which was partially offset by

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

higher labour costs, higher milling costs (due primarily to higher grinding ball costs and freight costs) and higher mining costs (primarily due to increased fuel and consumption costs together with major equipment rebuilds). Direct production costs per pound produced are trending down over the last few quarters (Q4 2007 - $9.96; Q1 2008 - $8.14; Q2 2008 - $7.02; Q3 2008 - $6.29) as access to the core of the ore body improves and as ore grade and recoveries from this material continues to increase.

Molybdenum sold from Thompson Creek Mine material for the 2008 third quarter was 4.5 million pounds and for the 2008 nine month period 9.9 million pounds, resulting in $147.8 million and $317.1 million of sales revenue in the third quarter and first nine months of 2008, respectively. In the comparable periods of 2007 molybdenum sold was 1.4 million and 10.6 million pounds for the 2007 third quarter and first nine months, respectively, resulting in sales revenue of $49.9 million for the 2007 quarter and $291.5 million for the 2007 nine month period. Sales volumes in the 2008 third quarter were over 200% higher than the same quarter in 2007 due to the sale of inventory during the quarter which resulted in selling more pounds than was produced. From mid-April 2008 to mid-May 2008, a scheduled maintenance shutdown at the Langeloth facility caused the 2008 third quarter opening inventory to be higher. During this period, there was a build up of material from the Thompson Creek Mine at the Langeloth facility awaiting roasting. Sales volumes for the 2008 nine month period were 7% lower than the same period in 2007 due to changes in opening and closing inventory balances for both periods. In 2007, opening inventory was high and was reduced by period end resulting in sales significantly in excess of production. Near the end of 2007, lower grade material was mined from the margin of Phase 6 which limited the available inventory at the beginning of 2008. Realized prices averaged $32.49 per pound in the third quarter of 2008 and $32.11 per pound in the 2008 nine month period, which were 6% lower and 17% higher than prices realized in the same periods last year, respectively. During the third quarter and first nine months of 2008, sales included delivery against certain forward sales contracts related to Phase 6 production for 0.5 million and 1.3 million pounds, respectively, at an average realized sales price of $17.40 and $18.60 per pound, respectively. During the quarter and first nine months of 2007, sales included delivery against certain forward sales contracts with fixed-prices for 0.15 million and 0.30 million pounds, respectively, at an average realized sales price of $28.46 and $27.06 per pound.

Operating expenses in the third quarter and first nine months of 2008 were $33.5 million and $83.6 million, which were more than double the expense in the third quarter of 2007 and 24% less than the first nine months of 2007. The comparative operating expense amount for 2007 includes $29.6 million in non-cash costs related to fair value adjustments arising from the purchase price allocated to inventory on hand at the acquisition of Thompson Creek Metals Company USA which were sold in the 2007 period, with no comparable item in the current period. For the 2008 quarter, the increased operating expenses can be attributable to a 200% increase in the pounds sold during the 2008 quarter. Additionally, input costs for fuel, grinding media, consumables and labour increased during the 2008 quarter. However, cash operating expenses per pound sold of $6.65 in the 2008 quarter were 22% lower than the comparative 2007 quarter of $8.52 per pound sold. Opening inventories sold during the 2008 and 2007 quarters were at a lower cost in the 2008 quarter which contributed to the lower unit costs in 2008. Cash operating expenses were $8.13 per pound sold for the first nine months of 2008 compared to $7.58 per pound sold for the same period in 2007. The 2007 cash operating costs per pound sold were lower due to a higher sales volume during this period compared to the 2008 period.

Depreciation, depletion and amortization expense for the third quarter and first nine months of 2008 were $7.2 million and $13.9 million, respectively, compared to $3.7 million and $16.3 million for the third quarter and nine month period of 2007, respectively. The increase for the 2008 third quarter is primarily due to the higher molybdenum sales volumes in the 2008 quarter compared to the 2007 quarter, which was partially offset by the effects of increased mineral reserve bases established at both of the Corporation’s mines in late 2007. The decline for the first nine months of 2008 can primarily be

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

attributed to an increased mineral reserve base established in late 2007.

Endako Mine

The following is a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for the three and nine month periods ended September 30, 2008 and 2007:

(US$ in millions except per pound amounts – Unaudited)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Operations
Mined (000’s ore tonnes)	3,031	2,971	7,057	6,572
Milled (000’s tonnes)	2,171	2,094	6,146	5,807
Grade (% molybdenum)	0.071	0.061	0.069	0.061
Recovery (%)	76.51	72.10	76.87	73.80
Molybdenum production (000’s lb)	2,171	1,893	6,330	5,607
Direct production costs ($/lb produced) [1]	$7.32	$9.27	$7.75	$8.34
Molybdenum sold (000’s lb)	2,329	1,952	5,916	5,706
Realized price ($/lb)	$33.77	$30.33	$33.02	$27.43
Cash operating expenses ($/lb sold) [1]	$8.44	$9.63	$8.24	$8.20
Financial
Molybdenum sales	$78.6	$59.2	$195.3	$156.5
Cost of sales
Operating expenses	19.6	18.8	48.7	46.8
Selling and marketing	1.0	0.8	2.5	2.0
Depreciation, depletion and amortization	4.8	5.0	11.9	15.6
Accretion	0.1	0.1	0.3	0.3
	25.5	24.7	63.4	64.7
Income from mining and processing	$53.1	$34.5	$131.9	$91.8
[1]	See Non-GAAP Financial Measures for additional information.

The Corporation’s 75% share of molybdenum production at the Endako Mine increased in the third quarter of 2008 to 2.2 million pounds from 1.9 million pounds for the third quarter of 2007. For the first nine months of 2008, the Corporation’s share of molybdenum production at the Endako Mine increased to 6.3 million pounds for the 2008 period compared to 5.6 million pounds for the 2007 period. The mill throughput increased relative to the prior year periods, with the processing of ore that had higher grades and higher recoveries from ore mined in the Denak pit in 2008 compared to ore mined in the Endako pit for 2007. Grades for the third quarter of 2008 versus 2007 were 0.071% vs. 0.061% molybdenum and recoveries were 76.51% vs. 72.10%. For the first nine months of 2008, grades were 0.069% vs. 0.061% molybdenum and recoveries were 76.87% vs. 73.80%.

Direct production costs per pound decreased by 21% to $7.32 per pound for the 2008 quarter from $9.27 per pound for the 2007 quarter. During the first nine months of 2008, direct production costs per pound decreased to $7.75 per pound from $8.34 per pound for the comparable period in 2007. This decline is primarily the result of higher production, which was partially offset by higher labour costs, higher milling costs (due primarily to higher consumable costs and higher repairs and maintenance costs) and higher mining costs (primarily due to increased fuel and consumption costs).

The Corporation’s share of molybdenum sold from Endako Mine for the third quarter of 2008 was 2.3 million pounds resulting in $78.6 million of sales revenue in the third quarter of 2008. In the comparable quarter of 2007, molybdenum sold was 1.9 million pounds resulting in sales revenue of

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

$59.2 million. Sales volumes in the third quarter of 2008 were higher than production due to a higher opening inventory as a result of an inventory build up during the second quarter in anticipation of a planned three week maintenance shutdown of the Endako roaster in July 2008.

The Corporation’s share of molybdenum sold from Endako Mine for the first nine months of 2008 was 5.9 million pounds resulting in $195.3 million of sales revenue in the 2008 period. In the comparable period of 2007, molybdenum sold was 5.7 million pounds resulting in sales revenue of $156.5 million. Sales volumes in the first nine months of 2008 were higher than the 2007 period due to increased production volumes together with a higher opening inventory level in the 2008 period compared to the 2007 period.

In addition to the increased volume sold in the 2008 periods, stronger average sales prices were realized resulting in increased revenues. Average realized prices for the third quarter and first nine months of 2008 were $33.77 per pound and $33.02 per pound, respectively, or $3.44 per pound and $5.59 per pound higher than average realized prices for the third quarter and first nine months of 2007, respectively.

The Corporation’s share of operating expenses in the third quarter of 2008 was $19.6 million, or 4% greater than the comparable 2007 quarter. Operating expenses for the first nine months of 2008 were $48.7 million, or 4% greater than the same period in 2007. For the 2008 periods, fuel, consumables, electrical services and labour costs increased. Cash operating expenses per pound sold of $8.40 in the 2008 quarter were 13% lower than the comparative 2007 quarter. Opening inventories sold during the 2008 and 2007 quarters were at a lower cost in 2008 which contributed to the lower unit costs compared to the 2007 quarter. Cash operating expenses per pound sold of $8.24 for the first nine months of 2008 was substantially the same as the comparative 2007 period. During the first nine months of 2008, opening inventory that was sold in 2008 was at a higher-cost which resulted in the cash operating expenses per pound sold to be substantially the same period over period.

Depreciation, depletion and amortization expense for the third quarter and first nine months of 2008 were $4.8 million and $11.9 million, respectively, compared to $5.0 million and $15.6 million for the third quarter and nine month periods of 2007, respectively. The decreases can primarily be attributed to an increased mineral reserve base established in late 2007.

The Endako mill expansion project was approved during the first quarter of 2008. This project is expected to increase milling capacity to 50,000 tonnes per day from the current 28,000 tonnes per day. Work on the project has now commenced with detailed engineering in progress, earthwork and site preparation and the placement of orders for major mill equipment. Through September 30, 2008, the Corporation’s 75% share of Endako expansion capital incurred was $24 million, with the 75% share of the additional capital commitments as of that date being approximately $69.9 million. The Corporation’s share of the capital costs are expected to be approximately Cdn$280.0 million over the period from 2008 to 2010.

Other Operations

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulphide concentrate into molybdenum oxide, upgrading molybdenum oxide to pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for other third parties on a tolling, or cost-per-unit processed, basis.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Concentrate produced by the Thompson Creek Mine provides much of the feed source for the operations at Langeloth. From time to time, concentrate produced by the Endako Mine also provide a feed source for the operations at Langeloth. In addition, molybdenum product is also purchased from third parties for processing at the Langeloth facility. These purchases are made to improve operating efficiency by increasing capacity utilization at the Langeloth facility and to maintain customers with a continuing molybdenum supply, especially in periods when molybdenum produced from the Corporation’s mining operations is lower.

Operating results for other operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako Mine concentrate. Langeloth costs associated with roasting and processing of Thompson Creek Mine and Endako Mine concentrate are included in their respective operating results.

The following is a summary of other operations’ operating results for the three and nine month periods ended September 30, 2008 and 2007:

(Unaudited)	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Operations
Molybdenum sold from purchased product (000’s lb)	3,044	2,722	9,116	8,426
Realized price on molybdenum sold from purchased product ($/lb)	$32.69	$31.91	$33.27	$29.66
Toll roasted and upgraded molybdenum (000’s lb)	1,471	2,191	3,981	10,816
Roasted metal products processed (000’s lb)	6,108	7,450	18,278	19,548

In the third quarter and first nine months of 2008, 3.0 million pounds and 9.1 million pounds of molybdenum processed from purchased concentrate were sold, up 12% and 8% from the amount sold in the comparative periods in 2007, respectively. While purchases of third-party concentrates have declined in the 2008 periods compared to the prior year periods due to increased production at Thompson Creek Mine, the purchased concentrate sales volumes were higher due to increased opening inventory balances in the 2008 periods. Prices averaged $32.65 per pound and $33.27 per pound in the third quarter and first nine months of 2008, respectively, increasing $0.74 per pound and $3.61 per pound realized for the respective prior year periods.

The volume of toll roasted and upgraded molybdenum sold decreased by 32% and 63% in the third quarter and first nine months of 2008 compared to the same periods in 2007. This decrease was anticipated due to reduced demand for this service as a result of additional roasting capacity in the marketplace. In these same periods, the volume of other roasted metal products processed decreased by 18% and 6% for the 2008 quarter and first nine months of 2008, respectively.

Davidson Project

Permitting of the project continued throughout the first nine months of 2008. A detailed feasibility study was completed on the Davidson Project in March 2008 which indicated a capital cost of Cdn$109.0 million and completion in 2010. The environmental application for the Davidson Project has been submitted to the regulatory authorities. However, given current economic conditions, management has made a decision to postpone the development of this project until economic conditions improve.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Mount Emmons Project

In August 2008, the Corporation signed an option with USE to acquire up to 75% of an underground molybdenum project in the US state of Colorado. The Corporation made a $0.5 million payment to USE upon signing the agreement and under the terms of the agreement, unless the agreement is terminated early, the Corporation will make annual payments of $1.0 million to USE for a period of six years beginning January 1, 2009 and ending January 1, 2014. The Corporation can earn the right to acquire a 15% interest in the property by spending a total of $15.0 million on the property, including the Minimum Payments to USE, by June 30, 2011. The Corporation can earn a 50% interest in the property by spending a cumulative total of $50.0 million on the property by July 31, 2018. If the Corporation terminates the agreement during the option period, advance or shortfall payments made to that date are forfeited and the Corporation remains obligated to maintain the property in good standing for a period of three months thereafter. Should the Corporation obtain a 50% interest in the property, the Corporation may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350.0 million in project expenditures, for a cumulative total of $400.0 million in expenditures and payments.

Liquidity and Capital Resources

At September 30, 2008, the Corporation had cash and cash equivalents of $151.7 million, up from cash and cash equivalents of $113.7 million at December 31, 2007. Operating activities provided $236.6 million during the nine month period ended September 30, 2008. The use of funds for investing activities was $179.4 million, including $100.0 million paid to the former owners of the Thompson Creek Metals Company USA in settlement of a contingent liability based on molybdenum prices in 2007. The use of funds for financing activities included the $236.2 million repayment of the outstanding first lien loan incurred for acquisition of Thompson Creek Metals Company USA, which was primarily funded through the share issue proceeds of $223.8 million. This loan repayment was the most significant factor for 2008 contributing to improved liquidity, eliminating future principal and interest payments.

The Corporation has committed to construct the Endako mill expansion, at an estimated cost of Cdn$280.0 million for its 75% share, from 2008 to 2010. At September 30, 2008, the Corporation’s share of commitments to purchase major mill equipment for the Endako mill expansion was approximately $69.9 million. These purchases are anticipated to be made over the next two year period.

The revolving credit facility which was part of the first lien loan that was repaid was amended and increased from $22.5 million to $35.0 million during the third quarter. To date, there have not been any borrowings under this amended revolving credit facility. At September 30, 2008, the Corporation had $4.7 million in outstanding equipment loans. In October, an additional equipment loan of $14.0 million was put in place for haul trucks purchased at the Thompson Creek Mine. Management intends to continue to utilize equipment loans to finance the acquisition of new mobile equipment during the remainder of 2008 and calendar 2009.

Cash flows generated from the sale of planned production together with existing cash reserves, the revolving credit facility and equipment financings are expected to meet the Corporation’s cash requirements for operations and sustaining capital as well as planned future capital expenditures. In light of the recent worldwide financial crisis and economic downturn together with the resulting uncertainty about the near-term demand and price outlook for molybdenum, management is in the process of reviewing and revising future capital expenditures, development projects and operating plans to ensure that adequate working capital levels are maintained.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Non-GAAP Financial Measures – Direct Production Costs per Pound Produced and Cash Operating Expenses per Pound Sold

Throughout this MD&A reference is made to direct production costs per pound produced and cash operating expenses per pound sold. Direct production costs per pound produced and cash operating expenses per pound sold are considered key measures by Thompson Creek in evaluating the Corporation’s operating performance. Direct production costs and cash operating expenses are not measures of financial performance, nor do they have standardized meanings prescribed by generally accepted accounting principles (“GAAP”), and they may not be comparable to similar measures presented by other companies. The Corporation’s management believes these non-GAAP measures provides useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management, and that as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with GAAP.

The following tables provide a reconciliation of direct production costs per pound produced and cash operating expenses per pound sold and operating expenses included in the Corporation’s consolidated statements of income in the determination of net income for the three and nine month periods ended September 30, 2008 and 2007.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Three Month Period ended September 30 (US$ in millions except per pound amounts – Unaudited)

Oxide Production Cost per Pound Produced

	2008			2007
		Pounds[1] Produced (000’s lbs)	$/lb		Pounds[1] Produced (000’s lbs)	$/lb
Thompson Creek Mine
Oxide production cost[2]	$27.2	4,328	$6.29	$17.6	1,131	$15.57
Upgrade costs [3]	2.6			1.2
Amortization of deferred stripping costs	(1.8)			–
Write-down of materials and supplies inventory	3.3			–
Inventory change	2.2			(6.5)
Operating expenses	$33.5			$12.3

Endako Mine
Oxide production cost	$15.9	2,171	$7.32	$17.6	1,893	$9.27
Inventory change	3.7			1.2
Operating expenses	$19.6			$18.8

Weighted-average oxide production cost	$43.1	6,499	$6.63	$35.2	3,024	$11.63

Cash Operating Expenses per Pound Sold

	2008			2007
	Operating Expenses	Pounds Sold [4] (000’s lbs)	$/lb	Operating Expenses	Pounds Sold [4] (000’s lbs)	$/lb
Thompson Creek Mine
Cash operating expenses [5]	$30.2	4,550	$6.65	$12.3	1,438	$8.52
Write-down of materials and supplies inventory	3.3			–
	33.5			12.3
Endako Mine
Cash operating expenses	19.6	2,329	$8.44	18.8	1,952	$9.63

Other Operations	102.1	3,044		94.4	2,722

Operating expenses – consolidated	$155.2	9,923		$125.5	6,113

Weighted-average cash operating expenses	$49.8	6,879	$7.25	$31.1	3,391	$9.16

[1]	Pounds of molybdenum oxide produced.
[2]

Since the Thompson Creek Mine only produces sulphide on site, oxide production costs includes an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide.

[3]	Includes costs to convert oxide to other products sold.
[4]	Pounds of all molybdenum products sold.
[5]	Excludes stripping costs which have been deferred in the period.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Nine Month Period ended September 30 (US$ in millions except per pound amounts – Unaudited)

Oxide Production Cost per Pound Produced

	2008			2007
		Pounds[1] Produced (000’s lbs)	$/lb		Pounds[1] Produced (000’s lbs)	$/lb
Thompson Creek Mine
Oxide production cost[2]	$84.5	11,941	$7.08	$52.7	7,316	$7.20
Upgrade costs [3]	5.0			4.9
Amortization of deferred stripping costs	(4.9)			–
Write-down of materials and supplies inventory	3.3			–
Inventory purchase price adjustment [4]	–			29.6
Inventory change	(4.3)			22.9
Operating expenses	$83.6			$110.1

Endako Mine
Oxide production cost	$49.0	6,330	$7.75	$46.8	5,607	$8.34
Inventory change	(0.3)			–
Operating expenses	$48.7			$46.8

Weighted-average oxide production cost	$133.5	18,271	$7.31	$99.5	12,923	$7.69

Cash Operating Expenses per Pound Sold

	2008			2007
	Operating Expenses	Pounds Sold [5] (000’s lbs)	$/lb	Operating Expenses	Pounds Sold [5] (000’s lbs)	$/lb
Thompson Creek Mine
Cash operating expenses [6]	$80.3	9,875	$8.13	$80.5	10,620	$7.58
Write-down of materials and supplies inventory	3.3			–
Inventory purchase price adjustment [4]	–			29.6
	83.6			110.1
Endako Mine
Cash operating expenses	48.7	5,916	$8.24	46.8	5,706	$8.20

Other Operations	315.2	9,116		258.1	8,426

Operating expenses – consolidated	$447.5	24,907		$415.0	24,753

Weighted-average cash operating expenses	$129.0	15,791	$8.17	$127.3	16,327	$7.80

[1]	Pounds of molybdenum oxide produced.
[2]

Since the Thompson Creek Mine only produces sulphide on site, oxide production costs includes an allocation of roasting costs incurred at the Langeloth facility to roast Thompson Creek Mine material from sulphide to oxide.

[3]	Includes costs to convert oxide to other products sold.
[4]	A non-cash fair-value adjustment was charged to operating expenses as inventory purchased on acquisition of Thompson Creek Metals Company USA was sold.
[5]	Pounds of all molybdenum products sold.
[6]	Excludes stripping costs which have been deferred in the period.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

Cautionary Statement on Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Critical Accounting Estimates

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Goodwill and Goodwill Impairment

Goodwill arising from business combinations is allocated to reporting units by preparing estimates of the fair value of each reporting unit as compared to the fair value of the assets and liabilities of the reporting unit. Goodwill is tested for impairment on an annual basis or when circumstances indicate that the value may have become impaired. This assessment includes a comparison of the carrying value and fair value of each reporting unit to determine whether the fair value exceeds its carrying value. If the carrying value exceeds the fair value a more detailed goodwill impairment assessment would have to be undertaken. In determining fair value, management must exercise judgment and make assumptions and different judgments and assumptions could affect the determination of fair value and any resulting impairment write-down.

At December 31, 2007, each reporting unit’s estimated fair value was greater than its carrying value. As of September 30, 2008, management assessed impairment indicators and concluded that there were no indicators that would require a full impairment analysis of goodwill or long lived assets. This assessment was based primarily on an analysis of the potential impact of declines in both the market price of the Corporation’s common shares and recent softening of the molybdenum prices. However,

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

the timing and amount of future goodwill impairment charges is difficult to determine and may be impacted by molybdenum prices, the timing and future value of additions to proven and probable mineral reserves, operating costs, level of capital expenditures and currency exchange, discount and interest rates.

Depreciation, Depletion and Amortization

Plant, facilities and machinery used directly in mining operations are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be mined from estimated proven and probable mineral reserves. Mobile and other equipment are depreciated on a straight-line basis over the shorter of their estimated useful life and the life of the mine.

The estimate that most significantly affects the unit of production rate is the quantities of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological sampling and models as well as estimate of long term molybdenum prices and future costs. This data could change over time as a result of numerous factors including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.

Property, Plant and Equipment

The Corporation reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

An impairment loss is measured and recorded when the carrying amount exceeds the estimated future undiscounted cash flows. These future cash flows are developed using assumptions that reflect the long-term operating plans for an asset given management’s best estimate of the most probable set of economic conditions. Changes in market conditions, reserve estimates and other assumptions used in these estimates may result in future write-downs.

Asset Retirement Obligations

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

Income and Mining Taxes

The determination of the Corporation’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

payment of taxes. The Corporation provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Accounting Changes

a) Financial Instruments and Capital Disclosures

Effective January 1, 2008, the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) handbook Section 3862, “Financial Instruments – Disclosure”, Section 3863, “Financial Instruments – Presentation”, and Section 1535, “Capital Disclosures”.

Section 3862, “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation”, replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”. The new disclosure requirements of Section 3862 are to enable users to evaluate the significance of financial instruments on financial position and performance, as well as the nature and extent of risks the Corporation is exposed to from financial instruments and how those risks are being managed. Section 3863 carries forward, unchanged, the presentation requirements of existing Section 3861.

Section 1535, “Capital Disclosures” requires the Corporation to provide disclosures on its objectives, policies and processes for managing capital.

The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements, however, it did result in expanded note disclosure (see Notes 19 and 20 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2008).

b) Inventories

Effective January 1, 2008, the Corporation adopted the new CICA Handbook Section 3031, “Inventories”. This new standard replaces the existing Section 3030 “Inventories” and provides more prescriptive guidance on the measurement and disclosure of inventory. A key requirement of this new standard include that inventories be measured at the lower of cost and net realizable value and the reversal of previous write-downs of inventory to net realizable value when there has been a subsequent increase in the value of this inventory. The adoption of this standard did not have any impact on the Corporation’s financial statements.

Accounting Policy Developments

a) Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Corporation will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The adoption of this standard is not expected to have an impact on the Corporation’s financial statements.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three and Nine Months Ended September 30, 2008

b) Convergence with International Financial Reporting Standards

The CICA plans to transition Canadian GAAP for public companies to International Financial Reporting Standards (“IFRS”). The effective changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Corporation has undertaken a diagnostic review of IFRS and its impact to the Corporation. Once completed and reviewed, the Corporation will identify an IFRS project manager and develop a project plan for the transition to IFRS. The impact of the transition to IFRS on the Corporation’s consolidated financial statements has not yet been determined.

Outstanding Share Data

Common shares and convertible securities outstanding at November 6, 2008 were:

Security	Expiry Dates	Exercise Price (Cdn$)	Common Shares on Exercise (000’s)

Common shares			122,653
Warrants	October 23, 2011	$9.00	24,505
Share options	August 11, 2010 to August 8, 2013	$0.60 to $23.93	8,343
			155,501

EXHIBIT 3

FORM 52-109F2
Certification of Interim Filings

I, Kevin Loughrey, Chairman and Chief Executive Officer of Thompson Creek Metals Company Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 51-109 *Certification of Disclosure in Issuer's Annual and Interim Filings)* of Thompson Creek Metals Company Inc. (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2008

Signed: "Kevin Loughrey"

____

Kevin Loughrey
Chairman and Chief Executive Officer

EXHIBIT 4

FORM 52-109F2
Certification of Interim Filings

I, Pamela L. Saxton, Vice President Finance and Chief Financial Officer of Thompson Creek Metals Company Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 51-109 *Certification of Disclosure in Issuer's Annual and Interim Filings)* of Thompson Creek Metals Company Inc. (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2008

Signed: "Pamela L. Saxton"

____

Pamela L. Saxton
Vice President Finance and Chief Financial Officer

EXHIBIT 5

news release

401 Bay Street, Suite 2010,

P.O. Box 118

Toronto, Ontario

Canada M5H 2Y4
NYSE:TC
TSX: TCM, TCM.WT
Frankfurt: A6R

November 6, 2008

THOMPSON CREEK ANNOUNCES THIRD-QUARTER 2008
FINANCIAL RESULTS

Overview (all in U.S. dollars):

•

A significant rise in molybdenum sales in the third quarter resulted in record quarterly net income of $100.6 million or $0.80 per basic and $0.74 per diluted common share in the third quarter, up 66.6% from $60.4 million or $0.52 per basic and $0.45 per diluted common share in the second quarter of 2008.

•

Third-quarter net income was approximately four times higher than the level of $24 million or $0.21 per basic and $0.18 per diluted common share recorded in the third quarter of 2007 when a lower-grade stockpile was being processed in the mill at the Thompson Creek Mine.

•

For the nine months ended September 30, 2008, net income rose 61.7% to $207.8 million or $1.75 per basic and $1.56 per diluted common share from $128.5 million or $1.18 per basic and $1.03 per diluted common share in the same period of 2007.

•	Mining operations continued to perform well in the third quarter with total molybdenum production rising 5.1% to 6.5 million pounds from 6.2 million pounds in the second quarter of 2008.
•	The Company’s molybdenum inventory was reduced by approximately one million pounds as planned in the third quarter.
•

Molybdenum production guidance for 2008 has been increased to between 25 and 26 million pounds due to higher-than-expected production at the Endako Mine. Previous production guidance was 23 to 24.5 million pounds.

•

Cash costs for the production of molybdenum oxide in 2008 are expected to be $7.30 per pound, comprising approximately $7 per pound at the Thompson Creek Mine (up from previous guidance of $6 to $6.50 per pound) and $7.50 to $8 per pound at the

Endako Mine (down from previous guidance of $9.50 to $10.25 per pound).

•	Cash flow generated by operating activities was $110.3 million in the third quarter and $236.6 million in the first nine months of 2008.
•	Cash balances were $151.7 million and total debt was $4.7 million on September 30, 2008. Cash balances as of November 5, 2008 were $244.1 million.
•

For 2009, the Company expects molybdenum production to rise to an estimated 31.5 to 34 million pounds, consisting of Thompson Creek Mine production of between 24.5 and 26 million pounds and the Company’s 75% share of Endako Mine production at between 7 and 8 million pounds.

•

Cash costs for the production of molybdenum oxide in 2009 are estimated at between $6 and $7 per pound in 2009, with cash costs at the Thompson Creek Mine between $5 and $6 per pound and at the Endako Mine between $8 and $9 per pound (assuming an exchange rate of US$1 = C$1.20).

•	Given current economic conditions, the Company has decided to postpone development of the Davidson Project until economic conditions improve.

Note: A conference call and webcast for analysts and investors is scheduled for Friday, November 7, 2008 at 8:30 a.m. Eastern.

Thompson Creek Metals Company Inc. (“the Company”), one of the world’s largest publicly traded, pure molybdenum producers, today announced financial results for the three and nine months ended September 30, 2008 prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are in U.S. dollars unless otherwise indicated.

“Thompson Creek recorded strong operating and financial performance in the third quarter with molybdenum production up 5.1% from the second quarter and the Company’s revenues, cash flow and net income all at record quarterly levels,” said Kevin Loughrey, Chairman and Chief Executive Officer.

“However, as a result of the worldwide financial crisis and economic downturn in recent weeks, there is significant uncertainty regarding the near-term demand and price outlook for molybdenum. Given the decline in the molybdenum price since September, the fourth-quarter average sales price for molybdenum is expected to be considerably lower than the company’s third-quarter average realized sales price of US$32.85 per pound.

“Thompson Creek is in the fortunate position of having a strong balance sheet, with working capital of $355.6 million, including $151.7 million in cash balances, and almost no debt as at September 30, 2008,” Mr. Loughrey said.

“In addition, due to higher predicted ore grades at the Thompson Creek Mine, the Company is expecting to benefit from a substantial increase in total molybdenum production in 2009 to a range of 31.5 to 34 million pounds with average per-pound cash costs below those experienced in 2008.

“Nevertheless, given the sudden change in economic climate, the Company is in the process of reviewing and revising future capital expenditures, development projects and operating plans to ensure that adequate working capital levels are maintained,” Mr. Loughrey added.

2

Third-Quarter Financial Results

The Company’s revenues were $331.1 million in the third quarter of 2008, compared with $243.9 million in the second quarter of 2008 and $200.9 million in the third quarter of 2007. The gain in revenues from the second quarter of 2008 was due to higher sales volumes that in part resulted from the sale of approximately one million pounds of inventory that had been built up in the second quarter in connection with scheduled maintenance shutdowns of the Langeloth and Endako roasters.

The year-over-year rise in revenues reflects generally higher production volumes and sales from the company’s mines in 2008 compared with 2007 when a lower-grade stockpile was temporarily used in milling operations at the Thompson Creek Mine. Total sales of molybdenum amounted to 9.9 million pounds during the third quarter, up from 6.1 million pounds a year earlier. Of this, molybdenum sold from the Company’s mines in the third quarter of 2008 was 6.9 million pounds, up from 3.4 million pound sold in the same period in 2007, and sales of third-party molybdenum purchased, processed and resold was 3 million pounds in the third quarter, up from 2.7 million a year earlier. The average realized sale price for molybdenum products in the third quarter of 2008 was $32.85 per pound, which was 2% higher than $32.06 per pound a year earlier.

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $159 million in the third quarter, compared with $105.4 million in the second quarter of 2008 and $60.9 million in the third quarter of 2007.

Net income in the third quarter of 2008 was $100.6 million or $0.80 per basic and $0.74 per diluted common share, compared with $60.4 million or $0.52 per basic and $0.45 per diluted common share in the second quarter of 2008 and $24.0 million or $0.21 per basic and $0.18 per diluted share in the third quarter of 2007.

The per-share figures are based on a weighted-average number of shares outstanding of 125,045,000 (basic) and 136,754,000 (diluted) in the third quarter of 2008, compared with 116,902,000 (basic) and 133,867,000 (diluted) in the second quarter of 2008, and 112,875,000 (basic) and 129,743,000 (diluted) in the third quarter of 2007. At November 6, 2008, there were 122,653,000 common shares, 24,505,000 warrants and 8,343,000 employee options outstanding.

Cash flow from operating activities was $110.3 million in the third quarter of 2008, compared with $62.9 million in the second quarter of 2008 and $31.4 million in the third quarter of 2007.

Cash balances were $151.7 million at September 30, 2008, compared with $79.3 million at June 30, 2008 and $113.7 million at December 31, 2007. Cash balances as of November 5, 2008 were $244.1 million.

The Company’s total debt on September 30, 2008 was $4.7 million in equipment loans.

3

The Company’s mines produced 6.5 million pounds of molybdenum in the third quarter of 2008, compared with 6.2 million pounds of molybdenum in the second quarter of 2008 and 3.0 million pounds in the third quarter of 2007. The Thompson Creek Mine produced 4.3 million pounds in the third quarter, up from 4.0 million pounds in the second quarter and 1.1 million pounds in the third quarter of 2007. The Company’s 75% share of the Endako Mine’s production was 2.2 million pounds in the third quarter, compared with 2.2 million pounds in the second quarter and 1.9 million pounds in the third quarter of 2007.

The production amounts reflect molybdenum produced at the Thompson Creek and Endako mines but do not include molybdenum purchased from third parties, roasted and sold by the Company.

The weighted-average direct production costs for molybdenum pounds produced from the Company’s mines during the period were $6.63 per pound produced in the third quarter of 2008, compared with $7.56 per pound produced in the second quarter of 2008 and $11.63 per pound produced in the third quarter of 2007. At the Thompson Creek Mine, the direct production costs per pound produced were $6.29 per pound in the third quarter, compared with $7.02 per pound in the second quarter and $15.57 per pound in the third quarter of 2007. The Endako Mine’s direct production costs per pound produced were $7.32 per pound in the third quarter, compared with $8.53 per pound in the second quarter and $9.27 per pound in the third quarter of 2007.

The weighted-average cash operating expenses for molybdenum sold from the Company’s mines during the period were $7.25 per pound sold in the third quarter of 2008, compared with $7.49 per pound sold in the second quarter of 2008 and $9.16 per pound sold in the third quarter of 2007. At the Thompson Creek Mine, the average cash operating expenses related to sales were $6.65 per pound sold in the third quarter, compared with $7.83 per pound sold in the second quarter and $8.52 per pound sold in the third quarter of 2007. The Endako Mine’s average cash operating expenses related to sales were $8.44 per pound sold in the third quarter, compared with $6.99 per pound sold in the second quarter and $9.63 per pound sold in the second quarter of 2007.

Subsequent to the end of the third quarter and through to the current date, the Company, under a normal course issuer bid, purchased 2.4 million of its common shares for cancellation at an average price of C$8.21 per share. Approximately 9.9 million shares remain available for purchase under this share-purchase program.

Nine-Month Financial Results

The Company’s revenues were $829.8 million in the first nine months of 2008, up 16% from $716.6 million a year earlier. The sales gain mainly reflected a 16% rise in realized molybdenum sales prices which averaged $32.75 in the 2008 nine-month period versus $28.20 a year earlier. The total volume of sales was 24.9 million pounds, up from 24.8 million pounds in the nine-month period in 2007. This consisted of sales of molybdenum from the company’s own mines in the 2008 nine-month period of 15.8 million pounds, down from 16.3 million pounds a year earlier, while sales of third-party molybdenum purchased, processed and resold amounted to 9.1 million pounds, up from 8.4 million pounds a year earlier.

4

After the deduction of operating, selling, marketing, depreciation, depletion and accretion costs, the Company generated income from mining and processing operations totaling $341.7 million in the first nine months of 2008, compared with $253.1 million a year earlier.

Net income in the 2008 nine-month period was $207.8 million or $1.75 per basic and $1.56 per diluted common share, compared with $128.5 million or $1.18 per basic and $1.03 per diluted share in the same period of 2007. The per-share figures are based on a weighted-average number of shares outstanding of 118,492,000 (basic) and 133,186,000 (diluted) in the first nine months of 2008 versus 109,151,000 (basic) and 124,565,000 (diluted) in the first nine months of 2007.

Net income and earnings from mining and processing operations in the first nine months of 2007 were negatively affected by the inclusion in operating expenses of a non-cash acquisition expense related to the inventory portion of the purchase price adjustment associated with the Company’s purchase of Thompson Creek Metals Company USA in October 2006. This non-cash expense amounted to $29.6 million in the first quarter of 2007.

Cash flow from operating activities was $236.6 million in the first nine months of 2008, compared with $136.8 million a year earlier.

Capital expenditures totaled $75.4 million in the first nine months of 2008 which primarily represented new mobile equipment purchases at the Thompson Creek and Endako mines together with the Endako mill expansion.

The Company’s mines produced 18.3 million pounds of molybdenum in the first nine months of 2008, up from 12.9 million pounds a year earlier. The Thompson Creek Mine produced 11.9 million pounds in the latest period, up from 7.3 million pounds a year earlier, while the Company’s 75% share of Endako Mine’s production was 6.3 million pounds in the first nine months of 2008, compared with 5.6 million pounds a year earlier.

The weighted-average direct production costs for molybdenum pounds produced from the Company’s mines during the first nine months of 2008 were $7.31 per pound produced, compared with $7.69 per pound produced in the year-earlier period. At the Thompson Creek Mine, the direct production costs per pound produced were $7.08 per pound in the 2008 period, compared with $7.20 per pound a year earlier. The Endako Mine’s direct production costs per pound produced were $7.75 per pound in the first nine months of 2008, compared with $8.34 per pound a year earlier.

The weighted-average cash operating expenses for molybdenum sold from the Company’s mines during the first nine months of 2008 were $8.17 per pound sold, compared with $7.80 per pound sold in the prior year period. At the Thompson Creek Mine, the average cash operating expenses related to sales were $8.13 per pound sold in the 2008 period, compared with $7.58 per pound sold a year earlier. The Endako Mine’s average cash operating expenses related to sales were $8.24 per pound sold in the first nine months of 2008, compared with $8.20 per pound sold a year earlier.

5

Outlook

For 2008, the Company is upgrading the target for the previously announced estimated molybdenum production from 23 to 24.5 million pounds to 25 to 26 million pounds. The Thompson Creek Mine remains on target for the previously announced estimated molybdenum production of 16.5 to 17 million pounds. The Company’s 75% share of the Endako Mine molybdenum production for 2008 is being increased from the previously announced estimate of 6.5 to 7.5 million pounds to an estimated 8.5 to 9 million pounds as a result of higher grades and recoveries than were originally expected.

The Company experiences a cycle of up to two and a half months between the time a pound of molybdenum is recorded as produced and when the same pound is recorded as being sold. As a result, the molybdenum sales that the Company will record in 2008 will reflect production achieved over a one year period starting early in the fourth quarter of 2007 and ending early in the fourth quarter of 2008. Thompson Creek sold 15.8 million pounds of molybdenum from its own mines in the first nine months of 2008 and currently remains on target to sell approximately 22 million pounds from its own mines for all of calendar 2008, as previously announced.

For 2008, anticipated oxide direct production costs per pound produced are expected to be $7.30 per pound. For each mine, costs have been revised from the previous annual guidance, with the Thompson Creek Mine expected to be approximately $7 per pound (compared to previous guidance of $6 to $6.50 per pound) and the Endako Mine at $7.50 to $8 per pound (compared to previous guidance of $9.50 to $10.25 per pound). This assumes a change in the US$/C$ exchange rate from 1.0 for the previous guidance for the Endako Mine to 1.2 for the fourth quarter of 2008. For the first nine months of 2008, the oxide production costs per pound produced were $7.08 per pound at Thompson Creek Mine and $7.75 per pound at the Endako Mine. Oxide production costs per pound produced represent the direct cost to produce molybdenum oxide at each mine (mining, milling, and roasting) and do not include adjustments for opening and closing inventory amounts, amortization of deferred stripping costs and the effects of purchase price adjustments, nor do they include additional costs related to the production of downstream products produced by the Company such as ferromolybdenum. For the Thompson Creek Mine, which only produces sulfide on site, oxide production costs per pound produced include an allocation of roasting costs incurred at the Langeloth facility to process Thompson Creek Mine material from sulfide to oxide.

For 2009, the Company expects molybdenum production volumes to be 31.5 to 34 million pounds, with the Thompson Creek Mine at approximately 24.5 to 26 million pounds and the 75% share of the Endako Mine at 7 to 8 million pounds. The Company expects to sell 30 to 34 million pounds from its own mines, which represents production achieved over a one year period from the early part of the fourth quarter of 2008 through the early part of the fourth quarter of 2009. The Company has some discretion in building or depleting inventory levels depending upon economic conditions and the related demand and sales prices for molybdenum. For 2009, anticipated oxide direct production costs per pound produced are estimated at $6 to $7 per pound, comprising $5 to $6 per pound at the Thompson Creek Mine and $8 to $9 per pound at the Endako Mine (assuming a US$/C$ exchange rate of 1.20). For

6

the Endako Mine, a $0.01 change in the Canadian foreign exchange rate results in a $0.10 change in the direct production cost per pound produced.

The Company and the other joint venture participant in the Endako Mine approved the mill expansion project during the first quarter of 2008 and the project has commenced with detailed engineering, the ordering of major mill equipment and the earthwork and site preparation. Through September 30, 2008, the Company’s 75% share of the capital expenditures for the Endako expansion project totaled $24 million. Additionally, the Company had commitments related to the purchase of major mill equipment for its 75% share of the Endako mill expansion of approximately $69.9 million as of September 30, 2008. The Company’s total share of expansion capital expenditures is expected to be C$280 million over the period 2008 to 2010.

During 2007, mineral reserves were recalculated at a long-term price of $10 per pound for molybdenum sales, resulting in increases at both operating mines. Development drilling and reserve analysis is continuing at the Thompson Creek Mine to complete the second stage of its mineral reserve study which is expected to further increase reserves when completed in 2009. The Company is also conducting development and exploration drilling on the Endako Mine property.

The environmental application for the Davidson Project has been submitted to the regulatory authorities. However, given current economic conditions, the Company has decided to postpone development of this project until economic conditions improve.

In August 2008, Thompson Creek signed an option with U.S. Energy Corp. (“USE”) to acquire up to 75% of the Mount Emmons molybdenum property in the U.S. state of Colorado. Under the agreement, Thompson Creek made a $500,000 payment to USE upon signing and, unless the agreement is terminated earlier, the Corporation will pay $1 million annually to USE for six years beginning January 1, 2009 and ending January 1, 2014. Thompson Creek can earn the right to acquire a 15% interest in the property by spending a total of $15 million on the property, including the direct payments to USE, by June 30, 2011.  Thompson Creek can earn a 50% interest in the property by spending a cumulative total of $50 million on the property by July 31, 2018.  Thompson Creek has the right to terminate the agreement during the option period, with any advance or shortfall payments made to that date being forfeited and Thompson Creek remains obligated to maintain the property in good standing for a period of three months thereafter. Should Thompson Creek obtain a 50% interest in the property, it may elect to form a 50/50 joint venture with USE, or may elect to increase its interest in the property to 75% by incurring an additional $350 million in project expenditures, for a cumulative total of $400 million in expenditures and payments. Thompson Creek management is currently developing a long-term strategy for a complete evaluation of the Mount Emmons property. As a result, Thompson Creek expects to spend the required expenditures under this earn-in agreement of $2.5 million for the remainder of 2008 and $5 million for 2009, which includes the direct payments to USE.

In January 2008, a payment of $100 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be

7

responsible for a further contingent payment in early 2010 of $25 million if the average price of molybdenum, as reported by Platts Metals Week, exceeds $15 per pound in 2009.

Additional information on the Company’s financial position is available in Thompson Creek’s Financial Statements and Management’s Discussion and Analysis for the period ended September 30, 2008, which will be filed with SEDAR (www.sedar.com) and posted on the Company’s website (www.thompsoncreekmetals.com).

Conference call and webcast

Thompson Creek will hold a conference call for analysts and investors to discuss its third quarter 2008 financial results on Friday, November 7, 2008 at 8:30 a.m. (Eastern).

Kevin Loughrey, Chairman and Chief Executive Officer, and Pamela Saxton, Chief Financial Officer, will be available to answer questions during the call.

To participate in the call, please dial 416-644-3420 or 1-800-731-6941 about five minutes prior to the start of the call.

A live audio webcast of the conference call will be available at www.newswire.ca and www.thompsoncreekmetals.com.

An archived recording of the call will be available at 416-640-1917 or 1-877-289-8525 (Passcode 21285677 followed by the number sign) from 10:30 a.m. on November 7 to 11:59 p.m. on November 14. An archived recording of the webcast will also be available at Thompson Creek’s website.

About Thompson Creek Metals Company Inc.

Thompson Creek Metals Company Inc. is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a metallurgical roasting facility in Langeloth, Pennsylvania and a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia. Thompson Creek is also evaluating two high-grade underground molybdenum deposits, the Davidson Deposit near Smithers, B.C., and the Mount Emmons Deposit near Crested Butte, Colorado. The Company has approximately 800 employees. Its principal executive office is in Denver, Colorado, and it has other executive offices in Toronto, Ontario and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.

8

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Readers should refer to Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the SEC which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

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Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	September 30 2008	December 31 2007
Assets
Current assets
Cash and cash equivalents	$151.7	$113.7
Accounts receivable	168.3	84.1
Product inventory	90.5	131.3
Material and supplies inventory	37.3	32.9
Prepaid expense and other current assets	2.6	4.6
Income and mining taxes recoverable	–	13.4
	450.4	380.0
Other assets	0.4	2.4
Restricted cash	13.3	10.0
Reclamation deposits	27.2	26.8
Property, plant and equipment	603.7	566.8
Goodwill	120.6	123.7
	$1,215.6	$1,109.7
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$69.9	$60.4
Acquisition cost payable	–	100.0
Income and mining taxes payable	12.2	–
Current portion of long-term debt	3.1	67.2
Future income and mining taxes	9.6	6.4
	94.8	234.0
Long-term debt	1.6	170.2
Other liabilities	25.4	30.0
Asset retirement obligations	27.6	26.4
Future income and mining taxes	156.8	161.5
	306.2	622.1
Shareholders' Equity
Common shares	494.6	268.1
Common share warrants	35.0	35.0
Contributed surplus	37.9	26.5
Retained earnings	337.6	129.8
Accumulated other comprehensive income	4.3	28.2
	909.4	487.6
	$1,215.6	$1,109.7

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Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Revenues
Molybdenum sales	$325.9	$195.9	$815.7	$697.9
Tolling and calcining	5.2	5.0	14.1	18.7
	331.1	200.9	829.8	716.6
Cost of sales
Operating expenses	155.2	125.5	447.5	415.0
Selling and marketing	3.0	2.4	8.0	7.5
Depreciation, depletion and amortization	13.6	11.7	31.2	39.8
Accretion	0.3	0.4	1.4	1.2
	172.1	140.0	488.1	463.5

Income from mining and processing	159.0	60.9	341.7	253.1

Other (income) expenses
General and administrative	6.6	2.6	15.7	9.4
Exploration and development	1.2	1.1	2.5	5.3
Interest and finance fees	0.1	7.8	14.9	35.4
Stock-based compensation	4.8	3.1	13.0	11.5
Interest income	(0.7)	(1.8)	(2.3)	(6.0)
Other	(3.1)	1.4	(5.9)	2.8
	8.9	14.2	37.9	58.4

Income before income and mining taxes	150.1	46.7	303.8	194.7

Income and mining taxes (recoverable)
Current	39.5	14.7	90.5	86.5
Future	10.0	8.0	5.5	(20.3)
	49.5	22.7	96.0	66.2

Net income	$100.6	$24.0	$207.8	$128.5

Net income per share
Basic	$0.80	$0.21	$1.75	$1.18
Diluted	$0.74	$0.18	$1.56	$1.03

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Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007

Operating Activities
Net income	$100.6	$24.0	$207.8	$128.5
Items not affecting cash:
Depreciation, depletion and amortization	13.6	11.7	31.2	39.8
Accretion	0.3	0.4	1.4	1.2
Amortization of finance fees	–	0.7	5.4	7.1
Stock-based compensation	4.8	3.1	13.0	11.5
Future income and mining taxes	10.0	8.0	5.5	(20.3)
Unrealized gain on derivative instruments	(3.9)	(1.2)	(5.3)	(2.6)
Change in non-cash working capital	(15.1)	(15.3)	(22.4)	(28.4)
Cash generated by operating activities	110.3	31.4	236.6	136.8

Investing Activities
Property, plant and equipment	(26.1)	(3.9)	(54.7)	(9.5)
Deferred stripping costs	(7.8)	(9.9)	(20.7)	(25.5)
Restricted cash	0.6	(0.1)	(3.3)	(1.5)
Reclamation deposit	(0.2)	(1.8)	(0.7)	(2.6)
Acquisition cost	–	–	(100.0)	–
Cash used in investing activities	(33.5)	(15.7)	(179.4)	(39.1)

Financing Activities
Proceeds from issuance of common shares, net	–	4.8	223.8	48.5
Repayment of long-term debt	(0.8)	(17.4)	(238.2)	(150.9)
Cash used in financing activities	(0.8)	(12.6)	(14.4)	(102.4)

Effect of exchange rate changes on cash and cash equivalents	(3.6)	(1.1)	(4.8)	3.0

Increase (decrease) in cash and cash equivalents	72.4	2.0	38.0	(1.7)

Cash and cash equivalents, beginning of period	79.3	94.4	113.7	98.1
Cash and cash equivalents, end of period	$151.7	$96.4	$151.7	$96.4

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For more information, please contact: Wayne Cheveldayoff Director of Investor Relations Thompson Creek Metals Company Inc. Tel: 416-860-1438 Toll free: 1-800-827-0992 wcheveldayoff@tcrk.com	Dan Symons Renmark Financial Communications Inc. Tel.:514-939-3989 dsymons@renmarkfinancial.com

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